UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM SB - 2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                (Amendment No. 1)



                             CHINA BAK BATTERY, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Nevada                                           88-0442833
(State or other jurisdiction                      (IRS Employer incorporation or
      of organization)                                  identification No.)
                                      3692
                          (Primary Standard Industrial
                           Classification Code Number)

                      BAK Industrial Park, No. 1 BAK Street
                        Kuichong Town, Longgang District
                                    Shenzhen
                           People's Republic Of China
                             Ph: (86-755) 8977-0093
--------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Nevada Agency and Trust Company
                        50 West Liberty Street, Suite 880
                               Reno, Nevada 89501
                               Ph: (775) 322-5623
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  With copy to:
                                George L. Diamond
                              Jackson Walker L.L.P.
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                               Ph: (214) 953-6000
                            Facsimile: (214) 953-5822

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.[X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


                         CALCULATION OF REGISTRATION FEE
 Title of each
     Class                         Proposed Maximum         Proposed          Amount of
 of Securities      Amount to be    Offering Price     Maximum Aggregate    Registration
to be registered     Registered      per share (1)       Offering Price          Fee
----------------   -------------   ----------------    -----------------    ------------
  Common Stock        9,934,762        $3.71              $36,857,967       $4,338.18(1)

-------------------------------------
(1) Amount previously paid.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

                    SUBJECT TO COMPLETION DATED JUNE 21, 2005






                                9,934,762 Shares


                             CHINA BAK BATTERY, INC.


                                  Common Stock

                             -----------------------

         This is an offering of 9,934,762 shares of common stock by the selling stockholders. The shares are being registered to permit public secondary trading of the shares that are being offered by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares.

         The selling stockholders may, but are not obligated to, offer all or part of their shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices.


         Our common stock is currently quoted on the NASD's Over-the-Counter Bulletin Board under the symbol "CBBT.OB." On June 21, 2005, the last reported sales price on our common stock was $8.00 per share.


         Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The date of this prospectus is _______________.

                       ----------------------------------

                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this document or any other document to which we refer you. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in a jurisdiction where the offer or sale is not permitted. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

         The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS




PROSPECTUS SUMMARY.............................................................1

THE OFFERING...................................................................3

RISK FACTORS...................................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................12

MARKET FOR COMMON EQUITY,  RELATED STOCKHOLDER MATTERS AND DIVIDEND POLICY....12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION.....................14

BUSINESS......................................................................27

DIRECTORS AND EXECUTIVE OFFICERS..............................................33

PRINCIPAL STOCKHOLDERS........................................................36

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS..........................37

DESCRIPTION OF OUR CAPITAL STOCK..............................................37

SELLING STOCKHOLDERS..........................................................38

SHARES ELIGIBLE FOR FUTURE SALE...............................................43

PLAN OF DISTRIBUTION..........................................................43

INDEPENDENT PUBLIC ACCOUNTANTS................................................44

LEGAL MATTERS.................................................................44

EXPERTS.......................................................................44

INTERESTS OF NAMED EXPERTS AND COUNSEL........................................45

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
   ACT LIABILITIES............................................................45

WHERE YOU CAN FIND MORE INFORMATION...........................................45

                               PROSPECTUS SUMMARY


         This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read the entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors" on page 4 and the financial statements and related notes included elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to "we," "us," or "our" are to the combined business of China BAK Battery, Inc. ("CBBI") and its wholly-owned direct subsidiary, BAK International, Ltd. ("BAK International") and its wholly-owned subsidiary, Shenzhen BAK Battery Co., Ltd. ("BAK Battery"), and in each case do not include the selling stockholders. References to "China" or to the "PRC" are references to the People's Republic of China.


                             CHINA BAK BATTERY, INC.

Our Business


         China BAK Battery, Inc. is a holding company whose China-based subsidiaries, BAK International and BAK Battery, are focused on the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries for use in a wide array of applications. We also have internal research and development facilities engaged primarily in furthering lithium ion related technologies. We believe that our technologies allow us to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. We have focused on manufacturing a family of replacement lithium batteries for mobile phones. We also supply rechargeable lithium ion batteries for use in various other portable electronic applications, including high-power handset telephones, laptop computers, digital cameras, video camcorders, MP3 players and general industrial applications. Although we have developed a marketable prototype of our lithium polymer battery, we are continuing our research and development efforts related to this line of products. Given the current progress of these efforts, we are as yet unable to determine when we will begin to offer lithium polymer batteries to the marketplace.

         We manufacture three types of batteries: steel cell, aluminum cell and cylindrical cell. We deliver our products to packing plants operated by third parties where the bare cells are packed in accordance with specifications established by certain manufacturers of mobile phones and other electronic products. We operate sales and service branches in six principal coastal cities and Beijing in the PRC. The majority of our income is generated from the sale of steel cells. However, we believe there is growth potential for aluminum and cylindrical cells because of their wide applications. Our current growth strategy includes entering into the original equipment manufacture ("OEM") battery market for top mobile phone brands and portable electronic applications worldwide. We have developed a program for producing high power lithium ion battery cells which may allow us inroads into additional battery markets such as those for power tools. We have begun marketing our high power lithium ion battery cells; however, we have not yet received any revenues from the sale of this product.


         Our recent business activities include:

o In June 2002 we began operations with initial monthly output of approximately 220,000 units.

o We received government authorization in October 2002 to establish a Postdoctoral Workstation, the establishment of which serves as recognition by the PRC government of the strong capabilities of our in-house research team. With our research and development facilities we are focusing our research efforts on liquid lithium ion batteries, high power lithium ion batteries, solid-polymer lithium ion batteries, and cylindrical and rectangular lithium ion batteries.

o In March 2003 our steel case battery plant started operations with monthly output reaching approximately 2.4 million units. Our current monthly output of steel case batteries is approximately 7.7 million units.

o In September 2003 we were granted International Organization for Standardization 14001: 1996, an environmental management system certification, as well as International Organization for Standardization 9001: 2000, a quality management system certification, by Beijing Zhonjing Quality Certification Co., Ltd, an independent third party which issues such standardization certifications.


o As of April 2005, our total monthly capacity for all battery types was approximately 15.0 million units and our total monthly output for all battery types was approximately 11.8 million units. Our ability to grow our manufacturing capacity is primarily due to the development and expansion of semi-automated manufacturing lines requiring less labor efforts when compared to previous more labor intensive manufacturing processes. Following the completion of our new steel case cell production facility located in Shenzhen, PRC in May 2005, we expect our total monthly capacity for all battery types to rise to 24.2 million units and our total monthly output for all battery types to increase to
         21.6 million units by September 2005.


o As of September 2004, we established a sales and service network to cover six principal coastal cities and Beijing in the PRC.


o We believe we will be able to increase our manufacturing capacity of steel cell batteries from approximately 350,000 batteries per day to approximately 650,000 batteries per day by September 2005 as a result of the completion of our new steel case cell production facility located in Shenzhen, PRC in May 2005. The opening of our new production facility will also allow us to increase the production of aluminum cell batteries by making available a production line currently dedicated to steel cell batteries production. We hope to increase production of aluminum cell batteries from 100,000 batteries to approximately 300,000 batteries per day.


Our Corporate Information


         We originally began operations as a Nevada corporation known as Medina Copy, Inc. We were incorporated in Nevada on October 4, 1999 and subsequently changed our name to Medina Coffee, Inc. ("Medina Coffee") on October 6, 1999. Medina Coffee commenced operations on December 1, 2002 and was considered a development stage company. Medina Coffee was formed originally for the purpose of building a retail specialty coffee business that sold specialty coffee and espresso drinks through company owned and operated espresso carts. Medina Coffee incurred operating losses since its inception and therefore looked to combine with a privately-held company that was profitable or that management considered to have growth potential.

         On January 20, 2005 we completed a stock exchange transaction with the stockholders of BAK International, Ltd., a Hong Kong company ("BAK International"). The exchange was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement dated effective as of January 20, 2005 by and among Medina Coffee, BAK International and the stockholders of BAK
International. Pursuant to the Securities Exchange Agreement, we issued 39,826,075 shares of our common stock, par value $0.001 per share, to the stockholders of BAK International, representing approximately 97.2% of our post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International. Effective February 14, 2005, we changed our name from Medina Coffee, Inc. to China BAK Battery, Inc. We presently carry on the business of Shenzhen BAK Battery Co., Ltd., a Chinese corporation and BAK International's wholly-owned subsidiary ("BAK Battery").


         Our corporate headquarters is located at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, People's Republic of China. Our telephone number is (86-755) 8977-0093.

                                  THE OFFERING

Common stock outstanding prior to this offering.... 40,978,533 shares

Common stock offered by us......................... 0 shares

Common stock offered by the selling stockholders... 9,934,762 shares

Total shares of common stock offered............... 9,934,762 shares

Common stock to be outstanding after the offering.. 40,978,533 shares


Risk factors....................................... See "Risk Factors" beginning
                                                    on   page   4   and    other
                                                    information included in this
                                                    prospectus  for a discussion
                                                    of   factors    you   should
                                                    consider  before deciding to
                                                    invest   in  shares  of  our
                                                    common stock.

                                  RISK FACTORS

         An investment in our securities involves a high degree of risk. You should carefully consider the following risks and the other information set forth elsewhere in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock. If any of these risks occur, our business, financial condition and results of operations could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose part or all of your investment.

                          Risks Related to Our Business

The rechargeable battery business is highly competitive.

         We are subject to competition from manufacturers of traditional rechargeable batteries, such as nickel-cadmium batteries, from manufacturers of rechargeable batteries of more recent technologies, such as nickel-metal hydride and liquid electrolyte, as well as from companies engaged in the development of batteries incorporating new technologies. Other manufacturers of lithium ion batteries currently include Sanyo Electric Co., Sony Corp., Matsushita Electric Industrial Co., Ltd. (Panasonic), GS Group, NEC Corporation, Hitachi Ltd., LG Chemical Ltd., Samsung Electronics Co., Ltd., BYD Co. Ltd., Tianjin Lishen Battery Joint-Stock Co., Ltd., Henan Huanyu Group and Harbin Coslight Technology International Group Co., Ltd.


         Many companies with substantially greater resources are developing a variety of battery technologies, such as lithium polymer and fuel cell batteries, which are expected to compete with our existing product lines technology. Other companies undertaking research and development activities of solid-polymer lithium ion batteries have developed prototypes and are constructing commercial scale production facilities. If these companies successfully market their batteries before the introduction of our products, we may have a difficult time marketing and selling our products.


We depend on continued demand for our products.


         Our business is entirely dependent on the continued demand for those products that use lithium ion batteries, which in turn cause demand for our products. Therefore, our success depends significantly upon the success of those products in the marketplace. We are subject to many risks beyond our control that influence the success or failure of such products.

Because of the  specialized,  technical  nature of the  business,  we are highly
dependent  on  certain  members  of  management,   as  well  as  our  marketing,
engineering and technical staff.

         The loss of the services of these individuals could have a material and negative effect on our ability to effectively pursue our business strategy. In addition to developing the manufacturing capacity to produce high volumes of advanced rechargeable batteries, we must attract, recruit and retain a sizeable workforce of technically competent employees, including additional highly skilled and experienced managerial, marketing, engineering and technical personnel. If we are unable to do so, our ability to effectively pursue our business strategy could be materially and negatively affected.

Rapid growth of our battery business could fail to translate into economic success.

         If we are successful in obtaining rapid market growth of our batteries, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Such demand could create working capital issues for us because we would need increased liquidity to fund purchases of raw materials and supplies. If our business grows rapidly, we may not be able to expand our manufacturing and quality control activities or satisfy our commercial scale production requirements on a timely and cost-effective basis. Rapid growth could also impede our ability to improve our operations, management and financial systems and controls. The failure to manage growth effectively could result in a failure to translate that growth into economic success.

Lithium ion batteries pose certain safety risks that could affect our financial condition.

         Due to the high energy density inherent in lithium batteries, our batteries can pose certain safety risks, including the risk of fire. We incorporate safety procedures in research, development and manufacturing processes that are designed to minimize safety risks. However, should an accident occur, whether at the manufacturing facilities or from the use of the products, it could result in significant production delays or claims for damages resulting from injuries. Due to limits imposed in our product liability insurance policy, such losses might not be covered by our insurance policy, and if large enough, could have a material and negative effect on our financial condition.

         National, state and local laws impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and/or certain chemicals used in the manufacture of lithium batteries. Any changes in those laws and regulations could impose costly compliance requirements on us or otherwise subject us to future liabilities.

We depend on certain suppliers, and any disruption with those suppliers could delay product shipments and adversely affect our relationships with customers.

         Certain materials used in products are available only from a limited number of suppliers. Further, we may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. We have volume purchase agreements with our major suppliers. Although we believe that alternative suppliers are available to supply materials that could replace materials currently used and that, if necessary, we would be able to redesign our products to make use of such alternatives, any interruption in the supply from any supplier could delay product shipments and adversely affect our relationships with customers.


We cannot control the cost of our raw materials, which may adversely impact our profit margin and financial position.


         Our principal raw materials are liquid electrolyte and lithium cobalt oxide. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feedstocks, market demand, and freight costs. The prices for these raw materials have varied significantly, including a significant increase in the year ended September 30, 2004 and a significant decrease in the quarter ended December 31, 2004. Prices have remained relatively static since January 1, 2005, but they may vary significantly in the future. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.


If we experience customer concentration, we may be exposed to all of the risks faced by our remaining material customers.


         Our largest customer accounted for 14.71% of our revenues for the fiscal year ended September 30, 2004 and 13.22% for the six months ended March 31, 2005. Unless we maintain multiple customer relationships, it is likely that we will experience periods during which we will be highly dependent on a limited number of customers. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops conducting business with us. Moreover, to the extent that we are dependent on any single customer, we are subject to the risks faced by that customer to the extent that such risks impede the customer's ability to stay in business and make timely payments to us.


Our business is highly dependent upon proprietary technologies.


         Our success depends on the knowledge, ability, experience and technological expertise of our employees and on the legal protection of patents and other proprietary rights. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. If our competitors independently develop or patent technologies that are substantially equivalent or superior to our technology, the resulting increased competition could reduce the demand for our products.

         We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. There can be no assurance as to the degree of protection these contractual measures may or will afford. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provided to us would be negated.

         We have had patents issued and have patent applications pending in China. If (i) our pending patent applications do not result in patents, (ii) the claims allowed under any existing patents are not sufficiently broad to protect our technology, or (iii) any patents issued to us are challenged, invalidated or circumvented, then the resulting ability of third parties to utilize the subject technology could increase the amount of competition we face and decrease the demand for our products.

         Any failure by us to obtain various necessary technology licenses could delay product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of products.


We depend on factories to manufacture our products, which may be insufficiently insured against damage or loss.


         We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries' factories in China. We do not currently maintain insurance to protect against damage and loss to our manufacturing facility, machinery and other leasehold improvements. Therefore, any material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, would not be shared with an insurance company, and if large enough, would have a material and negative effect on our financial condition.


We face risks related to product warranty claims.


         We typically offer warranties ranging from six to eight months against any defects due to product malfunction. We provide for a reserve for this potential warranty expense, which is based on an analysis of historical warranty issues. If future warranty claims are inconsistent with past history, and if we experience a significant increase in warranty claims, our reserves may not be sufficient. This could have a material and negative effect on our financial condition.


Our holding company structure creates restrictions on the payment of dividends.

         We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

Our short term debt obligations may affect our liquidity and capital resources.


         As of June 8, 2005, we had approximately U.S. $61.42 million in short term loans and notes payable maturing at or prior to April 30, 2006. If we fail to obtain debt or equity financing to meet these debt obligations or fail to obtain extensions of the maturity dates of these obligations, our overall liquidity and capital resources will be adversely affected as a result of our efforts to satisfy these obligations.

We have not obtained the certificate of land use right for our BAK Industrial Park.

         We have not obtained the certificate of land use right for the property and facilities located at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, People's Republic of China. We are negotiating with the government regarding this matter. We have paid approximately U.S. $278,000 for construction and area preparation costs. We have, however, been granted permission to, and have commenced construction of, our new production facility. Although we anticipate receiving the certificate of land use right, our business will be materially adversely affected if our application for a certificate of land use right is not approved, because we could be obligated to vacate the premises and relocate to new facilities.

                    Risks Related to Doing Business in China

Our operations are located in China and may be adversely affected by changes in the political and economic policies of the Chinese government.


         Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

         Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn have material and negative impact on the market price of our stock. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development ("OECD"). These differences include:


         o        economic structure;
         o        level of government involvement in the economy;
         o        level of development;
         o        level of capital reinvestment;
         o        control of foreign exchange;
         o        methods of allocating resources; and
         o        balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.


         The PRC only recently has permitted provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

         In addition, while we do not believe it is a likely event, the Chinese government may decide not to grant a renewal of BAK Battery's renewable operating tenure upon its expiration on August 3, 2011. While we believe that renewing the operating tenure is a simple administrative matter, a failure to renew BAK Battery's renewable operating tenure could have a material adverse effect on our ability to remain in business.


The favorable tax treatment in Shenzhen is projected to end in the near future, which, when effective, will adversely impact our profit margin and results of operations.


         The current tax rate in Shenzhen is 15% of profits. However, Shenzhen is an economic development zone. As such, the tax rate for foreign invested enterprises like us is adjusted to promote development. Under the current tax scheme, foreign invested enterprises do not owe any tax during the first two years following the time at which they become profitable. For the following three years, foreign invested enterprises owe 50% of the current 15% tax rate, or 7.5%. Thereafter, foreign invested enterprises owe the full tax rate unless they qualify and apply for other reduced tax programs. Under this format we currently pay 7.5%. We will likely begin to pay the 15% mandated maximum on January 1, 2007. Once this increase becomes effective, our profit margin and results of operations will experience a concordant negative adjustment.


A downturn in the Chinese economy may slow down our growth and profitability.


         The growth of the Chinese economy has been uneven across geographic regions and economic sectors. Our profitability will decrease if expenditures for lithium ion batteries decrease due to a downturn in the Chinese economy.

Future inflation in China may inhibit economic activity in China.

         In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.


Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.


         A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, and in Shenzhen, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:


         o quarantines or closures of some of our offices which would severely disrupt our operations,
         o        the sickness or death of our key officers and employees, and
         o        a general slowdown in the Chinese economy.


         Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.


Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.


         Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.


The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

         The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our common stock may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.


         Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including U.S. dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets.


         If any devaluation of the Renminbi were to occur in the future, returns on our operations in China, which are expected to be in the form of Renminbi, will be negatively affected upon conversion to U.S. dollars. Although we attempt to have most future payments, mainly repayments of loans and capital contributions, denominated in U.S. dollars, if any increase in the value of the Renminbi were to occur in the future, our product sales in China and in other countries may be negatively affected.

We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China.


         The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China's regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected.


         It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.


         Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Moreover, all of our directors and officers are nationals or residents of China. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our stockholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

                        Risks Related to our Common Stock

The market price for our common stock may be volatile.

         The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:


         o actual or anticipated fluctuations in our quarterly operating results,
         o        announcements of new services by us or our competitors,
         o        changes in financial estimates by securities analysts,
         o        conditions in the lithium ion battery market,
         o changes in the economic performance or market valuations of other companies involved in lithium ion battery production,
         o announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
         o        additions or departures of key personnel, and
         o potential litigation, or conditions in the mobile telephone market.


         In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Stockholders could experience substantial dilution.

         We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

We have no present intention to pay dividends.


         Neither during the preceding two fiscal years nor during the six month period ended March 31, 2005 did we pay dividends or make other cash distributions on our common stock, and we do not expect to declare or pay any dividends in the foreseeable future. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. We intend to retain any future earnings for working capital and to finance current operations and expansion of our business.


A large portion of our common stock is controlled by a small number of stockholders.


         51.8% of our common stock is held by Xiangqian Li, our President and Chief Executive Officer and Chairman of our Board, and 53.2% of our common stock is held by our directors and executive officers, collectively. As a result, our directors and executive officers are able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions including business combinations. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could materially adversely affect the market price of our common stock.

         This is an offering of 9,934,762 shares of our common stock by the selling stockholders. The sale of this amount of common stock may result in significant fluctuations in the market price of our common stock and could cause our common stock price to fall. The sale of these shares by the selling stockholders could also impair our ability to raise capital through sales of additional common stock.


There is currently a limited trading market for our common stock.


         Our common stock is traded in the over-the-counter market through the Over-the-Counter Electronic Bulletin Board. There is no established trading market for our common stock and our common stock may never be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDAQ Stock Market).

We are could be subject to "penny stock" regulations.

         If the trading price of our common stock falls below $5.00 per share, the open-market trading of our common stock will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission (the "Commission") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell the common stock and may affect a stockholder's ability to resell the common stock.

         Stockholders should be aware that, according to Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.


We are responsible for the indemnification of our officers and directors.

         Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.


We recently adopted amendments to our Bylaws that could entrench our Board of Directors and prevent a change in control.

         Effective January 20, 2005, we adopted Amended and Restated Bylaws. The Amended and Restated Bylaws (i) increased the percent of stockholders required to call special meetings of stockholders from 10% to 30%, (ii) eliminated a provision allowing stockholders to fill vacancies in the Board if such vacancies were not filled by the Board, (iii) include a new provision providing that no contract or transaction between us and one or more of our directors or officers is void if certain criteria are met and (iv) allow for the amendment of our Bylaws by the Board of Directors rather than our stockholders. Collectively, these provisions may allow our Board of Directors to entrench the current members and prevent a change in control of our company in situations where a change in control would be beneficial to our stockholders.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "expect," "plan,"
"intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the "Risk Factors" section beginning on page 4 in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.


                            MARKET FOR COMMON EQUITY,
                 RELATED STOCKHOLDER MATTERS AND DIVIDEND POLICY


         Our common stock is traded on the NASD's Over-the-Counter Bulletin Board under the symbol "CBBT.OB." On June 21, 2005, the last reported sales price for our common stock was $8.00 per share.

         The following table sets forth, for the quarters indicated, the range of closing high and low bid prices of our common stock as reported by the NASD Over-the-Counter Bulletin Board, as adjusted for all previously effected stock splits. These prices do not include retail markup, markdown or commission and may not represent actual transactions.


                                                                  Common Stock
                                                                ----------------
By Quarter Ended                                                 High       Low
----------------                                                ------    ------

Fiscal 2003

March 31, 2003...........................................       $ .39      $ .37
June 30, 2003............................................       $ .60      $ .60
September 30, 2003.......................................       $1.01      $1.01
December 31, 2003........................................       $1.01      $1.01

Fiscal 2004


March 31, 2004...........................................       $1.01      $1.01
June 30, 2004............................................       $1.01      $1.01
September 30, 2004.......................................       $1.45      $1.02
December 31, 2004........................................       $3.50      $1.25


Fiscal 2005


March 31, 2005...........................................      $7.30       $2.80
June 30, 2005 (through June 15, 2005)....................      $8.00       $5.00

         As of June 15, 2005, there were 40,978,533 shares of our common stock outstanding held by approximately 118 stockholders of record.


         We have never paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

         The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain certain forward-looking information. Our financial statements are prepared in U.S. dollars and are in accordance with accounting principles generally accepted in the United States. When used in this discussion, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond our control. We do not undertake to publicly update or revise any of the forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. You are also urged to carefully review and consider our discussions regarding the various factors, which affect our business, included in this section and elsewhere in this report. In evaluating our business, you should carefully consider the information provided under the caption "Risk Factors" beginning on page 4 in this prospectus.

         Factors that might cause actual results, performance or achievements to differ materially from those projected or implied in such forward-looking statements include, among other things: (i) the impact of competitive products;
(ii) changes in law and regulations; (iii) adequacy and availability of insurance coverage; (iv) limitations on future financing; (v) increases in the cost of borrowings and unavailability of debt or equity capital; (vi) the effect of adverse publicity regarding our products; (vii) our inability to gain and/or hold market share; (viii) exposure to and expense of resolving and defending product liability claims and other litigation; (ix) consumer acceptance of our products; (x) managing and maintaining growth; (xi) customer demands; (xii) market and industry conditions including pricing and demand for products, (xiii) the success of product development and new product introductions into the marketplace; (xiv) the departure of key members of management; (xv) our ability to efficiently market our products; as well as other risks and uncertainties that are described from time to time in our filings with the Securities and Exchange Commission.

         Net income does not reflect certain annual appropriations to reserve funds in accordance with PRC regulations. These appropriations are reflected in the statement of retained earnings as a reduction in retained earnings.


         Except as otherwise indicated by the context, references in this prospectus to "we," "us," or "our" are to the combined business of China BAK Battery, Inc. ("CBBI") and its wholly-owned direct subsidiary, BAK International, Ltd. ("BAK International"), and its wholly-owned subsidiary, Shenzhen BAK Battery Co., Ltd. ("BAK Battery"), and in each case do not include the selling stockholders. Because CBBI and BAK International are holding companies, the operating information contained in this Management's Discussion and Analysis relates to BAK Battery, the operating wholly-owned subsidiary of BAK International. BAK Battery's fiscal year ends September 30. References to "China" or to the "PRC" are references to the People's Republic of China.


Overview


         On January 20, 2005, we completed a stock exchange transaction with the stockholders of BAK International. Pursuant to the terms of the exchange, we issued 39,826,075 shares of our common stock to the stockholders of BAK International, representing approximately 97.2% of our post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International. As a result of this transaction, we currently operate as a holding company for our China-based subsidiaries, BAK International and BAK Battery. We are presently focused on the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries for use in a wide array of applications. We also have internal research and development facilities engaged primarily in furthering lithium ion and lithium polymer related technologies. We believe that our technologies allow us to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. We have focused on manufacturing a family of replacement lithium batteries for mobile phones. We also supply rechargeable lithium ion batteries for use in various other portable electronic applications, including high-power handset telephones, laptop computers, digital cameras, video camcorders, MP3 players and general industrial applications.

         We manufacture three types of batteries: steel cell, aluminum cell and cylindrical cell. We deliver our products to packing plants operated by third parties where the bare cells are packed in accordance with specifications established by certain manufacturers of mobile phones and other electronic products. We operate sales and service branches in six principal coastal cities and Beijing in the PRC. The majority of our income is generated from the sale of steel cells. However, we believe there is growth potential for aluminum and cylindrical cells because of their wide applications. Our current growth strategy includes entering into the original equipment manufacture ("OEM") battery market for top mobile phone brands and portable electronic applications worldwide. We have developed a program for producing high power lithium ion battery cells which may allow us inroads into additional battery markets such as those for power tools. We have begun marketing our high power lithium ion battery cells; however, we have not yet received any revenues from the sale of this product.


         Our recent business activities include:

o In June 2002 we began operations with initial monthly output of approximately 220,000 units.

o We received government authorization in October 2002 to establish a Postdoctoral Workstation, the establishment of which serves as recognition by the PRC government of the strong capabilities of our in-house research team. With our research and development facilities we are focusing our research efforts on liquid lithium ion batteries, high power lithium ion batteries, solid-polymer lithium ion batteries, and cylindrical and rectangular lithium ion batteries.

o In March 2003 our steel case battery plant started operations with monthly output reaching approximately 2.4 million units. Our current monthly output of steel case batteries is approximately 7.7 million units.

o In September 2003 we were granted International Organization for Standardization 14001: 1996, an environmental management system certification, as well as International Organization for Standardization 9001: 2000, a quality management system certification, by Beijing Zhonjing Quality Certification Co., Ltd., an independent third party which issues such standardization certifications.


o As of April 2005, our total monthly capacity for all battery types was approximately 15.0 million units and our total monthly output for all battery types was approximately 11.8 million units. Our ability to grow our manufacturing capacity is primarily due to the development and expansion of semi-automated manufacturing lines requiring less labor efforts when compared to previous more labor intensive manufacturing processes. Following the completion of our new steel case cell production facility located in Shenzhen, PRC in May 2005, we expect our total monthly capacity for all battery types to rise to 24.2 million units and our total monthly output for all battery types to increase to
         21.6 million units by September 2005.


o As of September 2004, we established a sales and service network to cover six principal coastal cities and Beijing in the PRC.


o We believe we will be able to increase our manufacturing capacity of steel cell batteries from approximately 350,000 batteries per day to approximately 650,000 batteries per day by September 2005 as a result of the completion of our new steel case cell production facility located in Shenzhen, PRC in May 2005. The opening of our new production facility will also allow us to increase the production of aluminum cell batteries by making available a production line currently dedicated to steel cell batteries production. We hope to increase production of aluminum cell batteries from 100,000 batteries to approximately 300,000 batteries per day.

                              Results of Operations


Results of operations for the six months ended March 31, 2005 as compared to the six months ended March 31, 2004.

Revenues

         Revenues increased to approximately $51 million for the six months ended March 31, 2005 as compared to approximately $32 million for same period of the prior year, an increase of approximately $19 million or 59%. Our revenues increased during the period as a result of inroads made into the aluminum case cell market where revenues increased to approximately $13.39 million for the period as compared to approximately $4.25 in the prior year period, an increase of $9.14 million. Revenues relating to steel case batteries increased to approximately $25.54 million from approximately $23.67 million in the prior year period, an increase of approximately $1.87 million or 7.9%. Our customers continued to demand price concessions during the second quarter of fiscal 2005, while simultaneously raising the bar with respect to quality and service requirements. In response to these conditions, we relied on the time-tested approach of cost containment and price reductions. Despite continued pricing pressure resulting in selling price reductions during the year in the steel case market, we were able to gain market share both domestically and internationally during the period because, in our belief, our production volume and technological advantage gives us an advantage over our competitors with regard to supply ability and cost.

Gross Profit

         Gross profit for the six months ended March 31, 2005 was approximately $11.3 million or 22% of revenues as compared to gross profit of approximately $7.5 million or 24% of revenues for the same period of the prior year.

         The decrease in gross profit, as a percentage of revenues, resulted from a combination of increased unit selling prices, primarily in the aluminum market and increased unit manufacturing costs stemming from an increase in prices for most raw materials used in the manufacturing process. Steel case cell battery selling prices decreased by 4.3% during the period, while cost of steel case cell units increased by about 1.5%, resulting in an overall decrease in gross profit from 23% to 19% of revenues. In the aluminum case cell market, price increases averaged 12% and unit costs increased by 33%, thereby reducing gross profit. As such, gross profits in aluminum case segment decreased from 28% to 16% of revenues. We did, however, gain market share due in part to our decision to maintain low pricing, the improved quality of our products and the improvements we made in manufacturing efficiencies. Prior to 2004, we sold our products primarily in the replacement battery market (as opposed to the OEM market). Products in the replacement market face lower prices and, consequently, lower gross profit margins. Our profit margins should increase as we move into the OEM market.

         Continued vertical integration of the manufacturing process, increasing production efficiencies, and low labor costs collectively served to contain costs and we anticipate that these activities will position us to maintain gross profit margins at or near the 22% range during our current fiscal year. Cost savings realized from the above initiatives will help to offset potential raw material and other price increases during 2005 and beyond. Management continues to focus on cost containment and savings realized based on increased economies of scale in order to maintain gross profit margins near 2004 levels.

         Some entities include all costs associated with their distribution system in cost of goods sold while other companies may record a portion of their distribution costs in selling expenses. Because of this disparity in financial reporting, gross margins between our company and other companies may not be comparable. With the exception of transportation and freight charges which we include under selling expenses, we believe we include most other costs of our distribution system.

Selling Expenses

         Selling expenses increased to approximately $1.7 million for the six month period ended March 31, 2005 as compared to approximately $836,000 for the same period of the prior year, an increase of approximately $837,000 or about 100%.

         Salaries related to selling efforts increased to approximately $1.28 million from approximately $523,000 for the same period of the prior year, an increase  of  approximately  $757,000.  More sales and  marketing  efforts  were required to continue gaining market share and to grow revenues. We had 76 employees engaged in sales and marketing as of March 31, 2005 as compared to 63 as of March 31, 2004. In connection with the introduction of a formal and coordinated marketing campaign, marketing expenses increased to approximately $1.82 million from approximately $840,000 incurred in the same period of the prior year, an increase of approximately $980,000. Transportation, filing fees, promotion, trademarks, and other related selling and marketing expenses accounted for the majority of the increase.

         Marketing or advertising costs consist primarily of promoting ourselves and our products through printed advertisements in trade publications and displaying our products through attendance and industry trade exhibitions. We do not pay slotting fees, engage in cooperative advertising programs, participate in buydown programs or similar arrangements. No material estimates are required to determine our marketing or advertising costs.

General and Administrative Expenses

         General and administrative expenses decreased to approximately $1.80 million for the six months ended March 31, 2005 as compared to approximately $1.92 million for the same period of the prior year, a decrease of approximately $120,000 or 6.25%. As a percentage of revenues, general and administrative expenses were 3.5% and 6% as of March 31, 2005 and March 31, 2004, respectively. Despite efforts related to increasing manufacturing facilities, general and administrative expenses remained manageable relative to revenues.

         Salaries and benefits, including training, increased to approximately $4.41 million for the six month period ended March 31, 2005 from approximately $3.25 million for the six month period ended March 31, 2004, an increase of approximately $1.16 million or 35%. We had 152 employees in machinery and engineering positions as of March 31, 2005, as compared to 32 employees as of the same period for the prior year. Increases in office expenses, insurance, professional fees, maintenance, recruitment, and other administrative expenses accounted for the remainder of the increase in this category.

Research and Development Expenses

         Research and development expenses decreased to approximately $186,000 for the six months ended March 31, 2005 as compared to approximately $206,000 for the same period of the prior year, a decrease of approximately $20,000 or 10%. The Company engaged in less patent applications in the first quarter of fiscal 2005 and enacted it's new initiatives, such as rechargeable lithium polymer batteries research and development, during the second quarter of fiscal 2005.

Bad Debts

         Bad debt expense totaled approximately $345,000 for the six months ended March 31, 2005 as compared to approximately $108,000 for the same period of the prior year, a increase of $237,000 or 219%. As a percentage of revenues, bad debts were approximately 0.7% and 0.3% for the six months ended March 31, 2005 and 2004, respectively. We believe that the reserve for bad debts as of March 31, 2005 is adequate and will adjust future reserves as we gain more experience with our customers.

Depreciation and Amortization

         Depreciation and amortization totaled approximately $1.5 million for the six months ended March 31, 2005 as compared to approximately $594,000 for the same period of the prior year, an increase of approximately $906,000 or 153%. The increase in depreciation and amortization principally reflects our expansion of manufacturing facilities and related acquisitions.

Operating Income

         Operating income totaled approximately $5.71 million for the six months ended March 31, 2005 as compared to operating income of approximately $3.81 million for the same period of the prior year, an increase of approximately $1.90 million or 49%.

         As a percentage of revenues, operating income was 11.2% for the six months ended March 31, 2005 as compared to 12.0% for the same period of the prior year. The reduction in operating income as a percentage of revenues was substantially due to the increase in selling expense and depreciation / amortization.

Finance Costs

         Finance costs increased to approximately $961,000 for the six month period ended March 31, 2005 as compared to approximately $158,000 for the same period of the prior year, an increase of approximately $803,000 or 508%.

         We had approximately $54 million in short term loans and notes payable as of March 31, 2005 as compared to approximately $20.7 million outstanding as of March 31, 2004. Short term loans and notes payable are comprised of various short term bank loans and promissory notes, with interest ranging from 4.75 % to
5.84 %, and maturities of generally less than twelve months. The increase in interest bearing debt caused the increase in finance costs. The funds were used for working capital purposes based on the increase in revenues.

Net Income

         Primarily as a result of increased sales during the period, we increased our net income to approximately $4.36 million as compared to approximately $3.54 million for the same period of the prior year, an increase of approximately $82,000 or about 23.3%.

Dividends

         We have not paid out any dividends to date. In determining our dividend policy, our Board of Directors considers current and long term profitability, committed and potential cash requirements, and our overall financial condition. We do not anticipate the payment of any dividends in the future based on the present financial requirements for expansion. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.


Results of operations for the year ended September 30, 2004 as compared to the year ended September 30, 2003

Revenues

         Revenues increased to approximately $63.74 million for the year ended September 30, 2004 as compared to approximately $20.05 million for the prior year, an increase of approximately $43.69 million or 218%. Our revenues increased during the period as a result of inroads made into the aluminum case cell market where revenues increased to approximately $13.08 million for the year ended September 30, 2004 as compared to approximately $280,000 in the prior year, an increase of $12.8 million. Revenues relating to steel case batteries increased to approximately $50.41 million from approximately $19.68 million in the prior year, an increase of approximately $30.73 million or 156%. In fiscal year 2004, our customers continued to demand price concessions, while simultaneously raising the bar with respect to quality and service requirements. In response to these conditions, we relied on the time-tested approach of cost containment and price reductions. Despite continued pricing pressure resulting in selling price reductions during the year in both aluminum case and steel case markets, we were able to gain market share both domestically and internationally because, in our belief, our production volume and technological advantage gives us an advantage over our competitors with regard to supply ability and cost.

Gross Profit

         Gross profit for the year ended September 30, 2004 was approximately $15.46 million or 24.3% of revenues as compared to gross profit of approximately $5.87 million or 29.3% of revenues for the prior year.

         The reduction in gross profit, as a percentage of revenues, resulted from a combination of reduced unit selling prices and increased unit manufacturing costs stemming from an increase in prices for most raw materials used in the manufacturing process. Steel case cell battery selling prices decreased by 12.4% during fiscal 2004, while cost of steel case cell units decreased by only about 5.5%, resulting in an overall decrease in gross profit from 28% to 22.8% of revenues. In the aluminum case cell market, price reductions averaged 21.9% and unit costs increased by 10.6%, thereby reducing gross profit. As such, gross profits in aluminum case segment decreased from 45.2% to 22.4% of revenues. We did, however, gain market share due in part to our decision to maintain low pricing, the improved quality of our products and the improvements we made in manufacturing efficiencies. Prior to 2004, we sold our products primarily into the replacement battery market (as opposed to the OEM market). Products in the replacement market face lower prices and, consequently, lower gross profit margins. Our profit margins should increase as we move into the OEM segment.

         Continued vertical integration of the manufacturing process, increasing production efficiencies, and low labor costs collectively served to contain costs and we anticipate that these activities will position us to maintain gross profit margins at or near the 22% range during our current fiscal year. Cost savings realized from the above initiatives will help to offset potential raw material and other price increases during 2005 and beyond. Management continues to focus on cost containment and savings realized based on increased economies of scale in order to maintain gross profit margins near 2004 levels.


         Some entities include all costs associated with their distribution system in cost of goods sold while other companies may record a portion of their distribution costs in selling expense. Because of this disparity in financial reporting, gross margins between our company and other companies may not be comparable. With the exception of transportation and freight charges which we include under selling expenses, we believe we include most other costs of our distribution system.


Selling Expenses

         Selling expenses increased to approximately $1.87 million for the year ended September 30, 2004 as compared to approximately $442,000 for the prior year, an increase of approximately $1.43 million or about 325%.

         Salaries related to selling efforts increased to approximately $740,000 from approximately $80,000 for the prior year, an increase of approximately $660,000. More sales and marketing efforts were required to continue gaining market share and to grow revenues. We had 67 employees engaged in sales and marketing as of September 30, 2004 as compared to 51 as of September 30, 2003. In connection with the introduction of a formal and coordinated marketing campaign, marketing expenses increased to approximately $610,000 from approximately $230,000 incurred in the prior year, an increase of approximately $380,000. Transportation, filing fees, promotion, trademarks, and other related selling and marketing expenses increased to approximately $520,000 from approximately  $132,000  for  the  prior  year,  an  increase  of  approximately
$388,000.


         Marketing or advertising costs consist primarily of promoting ourselves and our products through printed advertisements in trade publications and displaying our products through attendance and industry trade exhibitions. We do not pay slotting fees, engage in cooperative advertising programs, participate in buydown programs or similar arrangements. No material estimates are required to determine our marketing or advertising costs.

General and Administrative Expenses

         General and administrative expenses grew to approximately $3.05 million for the year ended September 30, 2004 as compared to approximately $786,000 for the prior year, an increase of approximately $2.26 million or 288%. As a percentage of revenues, general and administrative expenses were 4.8% and 3.9% in 2004 and 2003, respectively. Despite efforts related to increasing manufacturing facilities, general and administrative expenses remained manageable relative to revenues.

         Salaries and benefits, including training, increased to approximately $1.27 million from approximately $260,000 as compared to the prior year, an increase of approximately $1.01 million or 388%. We had 5,428 employees in machinery and engineering positions as of September 30, 2004, as compared to 2,637 employees as of the prior year end. Increases in office expenses, insurance, professional fees, maintenance, recruitment, and other administrative expenses accounted for the remainder of the increase in this category.

Research and Development Expenses

         Research and development expenses increased to approximately $329,000 for the year ended September 30, 2004 as compared to approximately $117,000 for the prior year, an increase of approximately $212,000 or 182%. Increase in research and development staff to 107 as of September 30, 2004 from 58 as of the prior year end was the primary factor accounting for the increase in this category. New initiatives, such as rechargeable lithium polymer batteries research and development, and an increase in patent applications and maintenance required incremental staff hiring contributed to the increase.

Bad Debts


         Bad debt expense totaled approximately $327,000 for the year ended September 30, 2004 as compared to approximately $448,000 for the prior year, a decrease of $121,000 or 27%. As a percentage of revenues, bad debts were approximately 1/2% and 2.2% for 2004 and 2003, respectively. We believe that the reserve for bad debts as of September 30, 2004 is adequate and will adjust future reserves as we gain more experience with our customers.


Depreciation and Amortization

         Depreciation and amortization totaled approximately $1.73 million for the year ended September 30, 2004 as compared to approximately $380,000 for the prior year, an increase of approximately $1.35 million or 357%. The increase in depreciation and amortization principally reflects our expansion or manufacturing facilities and related acquisitions.

Operating Income

         Operating income totaled approximately $8.15 million for the year ended September 30, 2004 as compared to operating income of approximately $3.70 million for the year ended September 30, 2003, an increase of approximately $4.45 million or 120%.

         As a percentage of revenues, operating income was 12.8% in 2004 as compared to 18.5% for the prior year. The reduction in operating income as a percentage of revenues was substantially due to the reduction in gross profit.

Finance Costs

         Finance costs increased to approximately $1.01 million for the year ended September 30, 2004 as compared to approximately $123,000 for the prior year, an increase of approximately $887,000 or 721%.

         We had approximately $49.89 million in short term loans and notes payable as of September 30, 2004 as compared to approximately $9.58 million outstanding as of September 30, 2003. Short term loans and notes payable are comprised of various short term bank loans and promissory notes, with interest ranging from 4.54% to 5.84%, and maturities of generally less than twelve months. The increase in interest bearing debt caused the increase in finance costs. The funds obtained were used to construct new manufacturing facilities and purchase associated equipment, which resulted in approximately $40.31 million in capital costs. The remaining funds were used for working capital purposes based on the increase in revenues.

Provision for Income Taxes

         We enjoy a temporary favorable tax treatment as a result of locating our main production facilities in the Shenzhen Special Enterprise Zone. We anticipate a tax rate of 7.5% of profits for the next two fiscal years before reverting to the anticipated standard corporate rate of 15%.

         Taxes increased to approximately $394,000 for the year ended September 30, 2004 as compared to no taxes for the previous year. We commenced paying taxes at the annual rate of 7.5% in 2004; however, because these taxes are based on a calendar year we only paid taxes for the final nine months of fiscal 2004, resulting in an effective rate of 5.5%.

Net Income

         Primarily as a result of increased sales during fiscal 2004, we increased our net income to approximately $6.75 million as compared to approximately $3.58 million for the prior year, an increase of approximately $3.17 million or about 89%.

Results of operations for the year ended September 30, 2003 as compared to the year ended September 30, 2002

Revenues

         Revenues increased to approximately $20.05 million for the year ended September 30, 2003 as compared to approximately $3.05 million for the prior year, an increase of approximately $17.0 million or 557%.

         We completed our first full year of sales in fiscal 2003 as compared to four months of sales in fiscal 2002. Also, during 2003 we commenced our semi-automated manufacturing process as compared to a primarily labor intensive manufacturing processes in 2002.

Gross Profit

         Gross profit for the year ended September 30, 2003 was approximately $5.87 million or 29.3% of revenues as compared to approximately $801,000 or 26.2% of revenues for the prior year.

         The increase in gross profit as a percentage of revenues was due to commencement of semi-automated manufacturing processes during 2003 leading to manufacturing efficiencies. Also, based on increased volume of raw material purchases during 2003 we were able to reduce the unit cost of production by approximately 32% when compared to the prior year. Finally, we commenced sales of aluminum case cells and cylindrical cells during fiscal 2003. Both of these segments experienced higher gross profits than steel case cells, contributing to an overall increase in gross profit.

Other Income

         Other income for the year ended September 30, 2003 was $0 as compared to other income of approximately $412,000 for the year ended September 30, 2002. During 2002, we provided engineering technical support consisting of assembling and adjusting a lithium ion battery testing and aging machine, resulting in this income.

Selling Expenses

         Selling expenses increased to approximately $442,000 for the year ended September 30, 2003 as compared to approximately $16,000 for the prior year, an increase of approximately $426,000.

         We commenced selling and marketing activities during fiscal 2003. We had 51 employees in sales as of September 30, 2003 as compared to 12 as of September 30, 2002. We incurred approximately $230,000 in marketing expenditures during fiscal 2003 as compared to $0 in fiscal 2002.

General and Administrative Expenses

         General and administrative expenses grew to approximately $786,000 for the year ended September 30, 2003 as compared to approximately $167,000 for the prior year, an increase of approximately $619,000 or 370%. As a percentage of revenues, general and administrative expenses were 3.9% and 5.5% for 2003 and 2002, respectively.

Research and Development Expenses

         Research and development expenses increased to approximately $117,000 for the year ended September 30, 2003 as compared to approximately $30,000 for the prior year, an increase of approximately $87,000 or 290%. Whereas in fiscal 2002 we were primarily engaged in setting up operations, during fiscal 2003 we commenced ancillary activities including research and development.

Bad Debts

         Bad debt expense totaled approximately $448,000 for the year ended September 30, 2003 as compared to approximately $47,000 for the prior year, an increase of approximately $401,000 or 853%. As a percentage of revenues, bad debts were approximately 2.2% and 1.5% for 2003 and 2002 respectively. We believe that the reserve for bad debts as of September 30, 2003 is adequate and we will adjust future reserves as we gain more experience with our customers.

Depreciation and Amortization

         Depreciation and amortization totaled approximately $380,000 for the year ended September 30, 2003 as compared to approximately $264,000 for the prior year, an increase of approximately $116,000 or 44%. The increase in depreciation and amortization principally reflects our increased acquisition of manufacturing equipment during fiscal 2003 when compared to the prior year.

Operating Income

         Operating income totaled approximately $3.70 million for fiscal 2003 as compared to approximately $718,000 for fiscal 2002, an increase of approximately $2.98 million or 415%. As a percentage of revenues, operating income was 18.5% for fiscal 2003 and 23.5% for fiscal 2002. The reduction in operating income was primarily due to generating no other income as compared to generating other income of approximately $412,000 during fiscal 2002.

Finance Costs

         We incurred approximately $123,000 in finance costs for the year ended September 30, 2003 as compared to approximately ($1,000) income for the prior year. Interest earned on cash deposits exceeded interest paid on short term borrowings during fiscal 2002.

         We had approximately $9.58 million in outstanding short term loans and notes payable as of September 30, 2003 as compared to approximately $363,000 as of September 30, 2002. Short term loans and notes payable are comprised of various short term bank loans and promissory notes, with interest ranging from

4.54% to 5.84%, and maturities of generally less than twelve months. The increase in interest bearing debt was the primary reason for the increase in finance costs when compared to the prior year. We increased our borrowings in order to acquire equipment necessary for the expansion of our manufacturing operations and for working capital purposes.

Net Income

         Net income for the year ended September 30, 2003 was approximately $3.58 million as compared to approximately $720,000 for the year ended September 30, 2002. The increase is primarily attributable to increased sales and the corresponding increase in gross profit for the year ended September 30, 2003 as compared to the prior year.

                         Liquidity and Capital Resources


         We have historically financed our liquidity requirements from a variety of sources, including short term borrowings under bank credit agreements, promissory notes and issuance of capital stock. As of March 31, 2005 we had cash and cash equivalents in the amount of approximately $21.44 million as compared to approximately $10.33 million as of September 30, 2004. Included in cash and cash equivalents are cash deposits that are pledged to banks in the amount of approximately $10.55 million and $7.12 million at March 31, 2005 and September 30, 2004, respectively. Typically, banks will require borrowers to maintain deposits of approximately 20% to 30% of the outstanding loan balances. The individual bank loans have maturities ranging from 5 to 12 months which coincides with the periods the cash remains pledged to the banks.

         There was a working capital deficiency of approximately $15.63 million as of March 31, 2005 as compared to a working capital deficiency of approximately $26.23 million as of September 30, 2004, a decrease of $10.6 million. The decrease in working capital deficiency was primarily attributable to the increase in cash and accounts receivable and the decrease in accounts payable and inventories. We had short term borrowings, maturing in less than one year, of approximately $54.10 million as of March 31, 2005 as compared to approximately $49.89 million for the year ended September 30, 2004, or an increase of approximately $4.2 million. Our short term borrowings, maturing in less than one year, had increased to $61.42 million as of June 8, 2005.

         Our principal raw materials are liquid electrolyte and lithium cobalt oxide. The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, organic chemical feedstocks, market demand, and freight costs. The prices for these raw materials have varied significantly, including a significant increase in the year ended September 30, 2004 and a significant decrease in the quarter ended December 31, 2004. Prices have remained relatively static since January 1, 2005, but they may vary significantly in the future. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in these raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material and energy costs to our customers.

         We are currently constructing a new production facility at our BAK Industrial Park. The facility encompasses 174,784 square meters with an estimated construction cost of $35 million. We have paid approximately 88% of the cost of construction, with the balance to be paid prior to the expected completion date of June 2005. Upon completion, our new facility will give us the ability to manufacture approximately 24.2 million units per month, which in turn may allow us to significantly increase our revenues. As we complete construction on our BAK Industrial Park, we anticipate being able to extend the maturity of some or all of our short term debt during fiscal 2005. We are also seeking additional capital from other sources in order to meet our capital requirements for expansion and ongoing liquidity needs, although at the present time we have not entered into any definitive agreement, or understanding for such financing.



         As of March 31, 2005, principal and interest payments due under our contractual obligations were as follows:



                                              Payments Due
                                             (In thousands)

                                   Less than                           More than
                         Total       1 Year    1-3 Years   3-5 Years    5 Years
                       ---------   ---------   ---------   ---------   ---------


Term debt ...........  $  28,877   $  28,877        --          --          --

Lines of Credit......  $  25,223   $  25,223        --          --          --

Operating Leases.....  $     129   $      61   $      68        --          --


Capital Leases.......       --          --          --          --          --


         As  of  March  31,  2005,  we  had  the  following   principal  amounts
outstanding under our credit facilities and other debt agreements:


                                                                               Maximum
                                                                           Amount Available   Amount Borrowed
                                                                           -----------------------------------
                                                                                     March 31, 2005
                                                                                     (In thousands)
Comprehensive Credit Facility - Agricultural Bank of China .............   $         24,165   $         22,918

Comprehensive Credit Facility - Shenzhen Development Bank ..............   $         18,123   $         17,435

Comprehensive Credit Facility - Shuibei Branch, Shenzhen Commercial Bank   $          6,041   $          2,011

Comprehensive Credit Facility - Binhai Branch and Shenzhen Branch,
China  Minsheng Bank ...................................................   $          4,833   $          4,833
                                                                           -----------------------------------
         Total for Credit Facilities....................................   $         53,162   $         47,197
                                                                           ===================================
Other borrowings from Agricultural Bank of China .........................................    $          6,903(1)
                                                                                              ================
         Total Outstanding................................................................    $         54,100
                                                                                              ================

-----------------------
(1) This amount was borrowed outside of the Comprehensive Credit Facility with Agricultural Bank of China and therefore is not reflected in the amounts borrowed thereunder.


         We refinanced our short term debt throughout the early part of 2005. As of June 8, 2005 and as a result of the refinancing, our short term debt obligations had increased from $54.10 million to $61.42 million, principally owing to the debt with Shenzhen Development Bank and Shenzhen Commercial Bank. The refinanced debt arrangements bear interest at rates ranging from 5.022% to 6.138% and have maturity dates ranging from six to twelve months. These debt arrangements are generally guaranteed by BAK Battery, BAK International, Xiangqian Li, our director, Chairman of the Board, President, and Chief
Executive Officer, and Jilin Provincial Huaruan Technology Company Limited by Shares, a PRC company ("Huaruan Technology"). Pursuant to the refinancing, we deposited approximately $6.04 million of restricted cash and pledged approximately 6.16 million battery cells in inventory and all of our equipment and machinery as security for our Comprehensive Credit Facility with Shenzhen Development Bank. In addition, Mr. Li pledged 19,053,887 of his shares of our common stock to guarantee our obligations under the Comprehensive Credit Facility with Shenzhen Development Bank. Furthermore, if at any point during the term of the Comprehensive Credit Facility with Shenzhen Development Bank (i) our liabilities exceed 70% of our assets, (ii) our sales revenue declines by 10% or
(iii) our net asset value declines by 10% compared to the same point during previous year, all outstanding debt including interest and penalties due thereunder will accelerate and become immediately due and payable. We are currently and we believe we will continue to be in compliance with these financial tests. The indebtedness to Shenzhen Commercial Bank is guaranteed by Mr. Li and by an unaffiliated third party guarantor. If we fail to obtain debt or equity financing to meet our debt obligations or fail to obtain extensions of maturity dates of these obligations as they become due, our overall liquidity and capital resources will be adversely affected as a result of our efforts to satisfy these obligations.

         On September 30, 2004 BAK Battery borrowed approximately $1.81 million from Changzhou Lihai Investment Consulting Co., Ltd., an unaffiliated party. This transaction constituted a violation of applicable PRC law prohibiting loans between PRC companies and was therefore fully repaid during the three months ended December 31, 2004. Due to the repayment, we do not believe we will become subject to any actions or proceedings that would have adverse consequences on our business operations in the PRC.

         On January 18, 2005, BAK International completed a private offering of its securities. The offering resulted in the issuance of an aggregate of 8,600,433 shares of BAK International's common stock for gross offering proceeds of $17 million, or an offering price of $1.98 per share. Investors in the offering participated in the exchange transaction with CBBI and received an aggregate of 8,600,433 restricted shares of our common stock, along with attendant registration rights. Net proceeds from the financing have been and are anticipated to be used as follows: approximately $4.25 million to expand production facilities; approximately $1.8 million for the enhancement of existing products and for research and development of new product offerings; and approximately $9.65 million for working capital purposes.

         We anticipate that during the course of the current fiscal year the cash needed for implementation of our growth strategy and related working capital requirements will be derived from the proceeds of BAK International's recently completed private offering, the refinancing of short-term indebtedness and cash generated from operating activities. There is no assurance that we will be able to obtain the same terms for any refinancing of short term debt or renewal of credit facilities or that we will be able to obtain refinancing at all.

         We are presently undergoing certification as an OEM manufacturer for Motorola, Inc. To date, we have expended approximately $2 million in the certification process. Most of the certification process is complete and we expect certification by August 2005. We anticipate that upon certification we will be required to spend an additional $2 million for production equipment to enable us to fill anticipated orders. We estimate that we will receive orders from Motorola commencing in September 2005, with our first OEM revenues to be received by October 2005. An additional 2,000 employees are anticipated to be employed to satisfy the production demands from Motorola, Inc. We will need to finance the expenditures related to providing OEM services through available working capital, debt or equity financing. At the present time, we have no agreements regarding any future debt or equity financing.

         The forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties. Our actual funding requirements may differ materially from those presently anticipated as a result of unforeseen factors or circumstances.

Critical Accounting Policies

         In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use statistical analysis, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. We consider the following accounting policies to be both those that are most important to the portrayal of our financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be an effect on our financial statements.

Revenue Recognition, Returns and Warranties
-------------------------------------------

         Revenue from sales of our products is recognized upon shipment or delivery, depending on the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable, sales and value-added tax laws have been complied with, and collection of the revenue is reasonably assured.

         We reduce revenue based upon estimates of future credits to be granted to customers. Credits are granted for reasons such as product returns due to quality issues including product warranties claims, volume-based incentives, and other special pricing arrangements. Management utilizes our historical experience to estimate the allowance for product returns and warranty claims and revises those estimates periodically based on changes in actual experience, market conditions and contract terms.

         In addition, management monitors collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

Inventory Valuation Allowances
------------------------------

         Inventory is values net of allowances for unsaleable or obsolete raw materials, work-in-process and finished goods. Allowances are determined quarterly by comparing inventory levels of individual materials and parts to historical usage rates, current backlog and estimated future sales and by analyzing the age of inventory, in order to identify specific components of inventory that are judged unlikely to be sold. In addition to this specific identification process, statistical allowances are calculated for remaining inventory based on historical write-offs of inventory for salability and obsolescence reasons. Inventory is written-off in the period in which the disposal occurs. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Changes in Accounting Standards

         In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for us beginning October 1, 2005. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expenses as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. We are currently evaluating the potential impact of this issue on its financial position and results of operations, but management does not believe the impact of the change will be material.

                                    BUSINESS

General


         Our current operations were originally a business division of our affiliate, BAK Battery, which was originally formed as a Chinese limited liability company in August 2001. As of January 17, 2005, all legal procedures of BAK International's acquisition of 100% of the equity shares in BAK Battery were completed. Thereafter, we entered into a stock exchange transaction on January 20, 2005 with the shareholders of BAK International, pursuant to which we acquired from them all of the issued and outstanding common capital stock of BAK International in exchange for 39,826,075 shares of our common stock. As a result of this exchange transaction, we succeeded to the operations of BAK International and BAK Battery.


Overview


         We presently serve as a holding company for our China-based subsidiaries, BAK International and BAK Battery. Our subsidiaries are focused on the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries for use in a wide array of applications. We also have internal research and development facilities engaged primarily in furthering lithium ion related technologies. We believe that our technologies allow us to offer batteries that are flexibly configured, lightweight and generally achieve longer operating time than many competing batteries currently available. We have focused on manufacturing a family of replacement lithium batteries for mobile phones. We also supply rechargeable lithium ion batteries for use in various other portable electronic applications, including high-power handset telephones, laptop computers, digital cameras, video camcorders, MP3 players and general industrial applications. Although we have developed a marketable prototype of our lithium polymer battery, we are continuing our research and development efforts related to this line of products. Given the current progress of these efforts, we are as yet unable to determine when we will begin to offer lithium polymer batteries to the marketplace.

         We manufacture three types of batteries: steel cell, aluminum cell and cylindrical cell. We deliver our products to packing plants operated by third parties where the bare cells are packed in accordance with specifications established by certain manufacturers of mobile phones and other electronic products. We operate sales and service branches in six principal coastal cities and Beijing in the PRC. The majority of our income is generated from the sale of steel cells. However, we believe there is growth potential for aluminum and cylindrical cells because of their wide applications. Our current growth strategy includes entering into the original equipment manufacture ("OEM") battery market for top mobile phone brands and portable electronic applications worldwide. We have developed a program for producing high power lithium ion battery cells which will allow us inroads into additional battery markets such as those for power tools. We have begun marketing our high power lithium ion battery cells; however, we have not yet received any revenues from the sale of this product.


Our Business Strategy

         We seek to maintain and strengthen our position as a provider of lithium ion batteries and related services while increasing the breadth of our product line and improving the quality of our products. In order to achieve our objective, we plan to pursue the key strategies described below.

         o Continuing to be a cost leader in an increasingly competitive market. We believe we can ensure competitive pricing by integrating a labor intensive production process with high-tech, proprietary manufacturing equipment. We believe our experience in designing and updating key manufacturing equipment and operating such equipment at a low cost gives us a cost advantage over our competitors.

         o Taking advantage of our ready production capacity and allowing for increased production capacity. We believe our production capacity makes us more reliable, flexible and responsive in terms of fulfilling our customers' requirements than other providers. As such, existing and potential competitors may find it more difficult to compete with our production capabilities. The completion of our new manufacturing facility, expected in June 2005, should only enhance our production capacity.


         o Enhanced R & D activities. Upon completion of our new facility, we will have the space to enhance our existing R&D capabilities through the addition of state of the art equipment and experienced personnel.


         o Developing our OEM business. We believe that by entering the OEM market for lithium ion and other types of battery cells, we will be able to significantly increase revenues. As such, we are currently undergoing Motorola, Inc.'s QSR certification which will give us the right to serve as an OEM provider for Motorola's products. The majority of the certification process has been completed and we anticipate receiving certification by August 2005. We estimate that we will receive orders from Motorola commencing in September 2005, with our first OEM revenues to be received by October 2005. We believe that obtaining Motorola's QSR Certification will position us to provide our batteries to other multinational corporations whose products require such batteries. We believe that our entry into the OEM market is important to our continued growth because the market for replacement batteries is becoming saturated.

         o Expanding our product lines to capture new market opportunities. We have developed high power lithium ion battery cells that can be used in power tools. Our product offering is currently undergoing testing by a potential customer. We hope to begin sales of our high power lithium battery during the third quarter of 2005. In addition, we are seeking to produce lithium polymer battery cells that can be used for various mobile phones, portable electronic applications, Bluetooth technology, etc. Lithium polymer battery cells are used for applications similar to those that utilize lithium ion aluminum battery cells. However, lithium polymer battery cells weigh less and are easier to shape. By entering these markets, we believe we can achieve future revenue growth and improved profit margins. Although we have developed a marketable prototype of our lithium polymer battery, we are continuing our research and development efforts related to this line of products. Given the current progress of these efforts, we are unable to determine when we will begin to offer lithium polymer batteries to the marketplace.


                         Principal Products and Services

Lithium Ion Battery


         We produce rechargeable lithium ion batteries. Rechargeable lithium ion batteries are used primarily for mobile telephones, digital cameras, video camcorders, MP3 players and general industrial applications.

         We began producing steel case lithium ion batteries in 2002. Our product mix is now approximately 69% steel case battery cells, 30% aluminum battery cells, and 1% cylindrical battery cells, and each type comes in a broad variety of battery types.


Services

         We have built a sales and service network covering six principal coastal cities and Beijing in the PRC. Our service capabilities include a 24-hour customer response. Our other services include providing battery testing and test reporting; providing training courses regarding quality control and battery usage; gathering customer opinions on our products and services; evaluating customer requirements and fulfilling appropriate requests.

         We have two strategic policies for sales and service:

         o We built a sales and service network to cover six principal coastal cities and Beijing in China.
         o        Our service capabilities include 24-hour customer response.


Features

         Performance standards. We believe our products meet or exceed international standards. Our lithium ion batteries have high capacity, low internal resistance, and a safety guarantee. Certificates or approvals we have received include: EU's CE attestation; UL authentication; International Organization for Standardization 9001: 2000, a quality management system certification, and International Organization for Standardization 14001: 1996, an environmental management system certification; and certificates from the major cell phone manufacturers of China, including China Saibao (the CEPREI certification body); Amoi Electronics Co., Ltd.; China Datang (Group) Corporation; Konka Group Co., Ltd.; Tianyu Communication Technology (Kunshan) Co., Ltd.; and Shenzhen Telsda Mobile Communication Industry Development Co., Ltd.

         Longer usage time and higher discharge rates. We believe our battery has a higher discharge voltage so it can provide a longer talking time for mobile phone users. Our products have a higher discharge capacity than other battery products. Therefore, with the same capacity, our battery can therefore provide a longer talking time. The higher discharge capacity is especially useful for mobile phones with color screens, which have a high demand on the battery's continuous discharge voltage.

         Performance at lower temperatures. Our lithium ion batteries perform well from -20 Celsius to +60 Celsius. At a temperature as low as -20 Celsius the batteries release 95% of the battery energy at 0.2C rate; and over 90% of the battery energy can be discharged at 1.0C. This feature allows improved cell phone battery duration, particularly in northern areas of the PRC.

                                    Suppliers

         The main components of lithium ion batteries are the cathode, anode, separator, and electrolyte. We have built a complete supply chain, putting together a group of material and equipment suppliers, primarily Chinese, except for ENTEK (a separator supplier in the US), from whom we buy on a purchase order basis.

         Cathode material is primarily LiCoO2; LiMnO4 and LiCo1-xNixO2 are also used as cathode materials. Anode material mainly consists of carbon materials such as graphite, sourced primarily in China. The separator material is imported from Japan and the US. There are sufficient supplies of electrolytes in China, and we believe the quality to be very good. The table below describes the key sources of our key materials.


         As of March 31, 2005, our key material suppliers and key equipment suppliers were as follows:


                             Key Material Suppliers
------ ------------------ ------------------------------------------------------
 Item     Materials                       Main Suppliers
------ ------------------ ------------------------------------------------------
   1   Case and caps      Roofer Group Company, Yijinli technology company
                          Shenzhen Tongli Precision Stamping Products Co., Ltd.
------ ------------------ ------------------------------------------------------
   2   Cathode materials  CITIC Guoan
------ ------------------ ------------------------------------------------------
   3   Anode materials    Shanghai Shan Shan, Changsha graphite
------ ------------------ ------------------------------------------------------
   4   Aluminum foil      Aluminum Corporation of America, Shanghai
------ ------------------ ------------------------------------------------------
   5   Copper foil        Huizhou United Copper Foil
------ ------------------ ------------------------------------------------------
   6   Electrolyte        Zhangjiagang Guotai-Huarong New Chemical Materials
                          Co., Ltd.
------ ------------------ ------------------------------------------------------
   7   Separator          Ube Industries, ENTEK, CELGARD
------ ------------------ ------------------------------------------------------

                             Key Equipment Suppliers
------ --------------------------------- ---------------------------------------
 Item         Instruments                             Suppliers
------ --------------------------------- ---------------------------------------
 1      Coating machine                  Beijing 706 Factory
------ --------------------------------- ---------------------------------------
 2      Mixer                            Guangzhou Hongyun Machine
------ --------------------------------- ---------------------------------------
 3      Press machine                    SevenStar Huachuang
------ --------------------------------- ---------------------------------------
 4      Ultrasonic spot welding machine  Zhenjiang Tianhua Machinery and
                                         Electrical Co., Ltd.
------ --------------------------------- ---------------------------------------
 5      Laser seam welder                Wuhan Chutian Laser Group
------ --------------------------------- ---------------------------------------
 6      Vacuum oven                      Jiangshu Wujiang Songling
------ --------------------------------- ---------------------------------------
 7      Electrolyte filling machine      BAK (internally developed)
------ --------------------------------- ---------------------------------------
 8      Aging equipment                  Guangzhou Qingtian Industrial Co., Ltd.
------ --------------------------------- ---------------------------------------
 9      Testing and sorting equipment    Guangzhou Qingtian Industrial Co., Ltd.
------ --------------------------------- ---------------------------------------

                               Sales and Marketing


         Marketing Strategies. We have two key marketing strategies. Our first strategy is to be a leader in the worldwide replacement battery market. We believe we can secure and enhance our market share because of the quality of our products and our ability to maintain high production volume with low production cost. Our second marketing strategy is to enter the OEM market. To enter into this market we will be required to gain the approval of a key international manufacturer, such as Motorola, Inc., which is currently reviewing our products as part of its QSR certification process. We expect certification from Motorola by August 2005. We believe that obtaining Motorola's QSR certification will position us to provide our batteries to other multinational corporations whose products require such batteries. We believe that our entry into the OEM market is important to our continued growth because the market for replacement batteries is becoming saturated.

         Our Current Market. We have developed a sales and service network based in six principal coastal cities and Beijing in the PRC. Our products have also been exported to the United States, Canada, South Africa, Japan, Singapore, Taiwan, and Hong Kong. From 2001, our annual sales have grown from $3 million to approximately $64 million for the year ended September 30, 2004. As of March 31, 2005, approximately 78.9% of sales were domestic, while 21.1% were made internationally.



                                   Competition


         We face competition in the production of lithium ion batteries not only within China but also from other parts of the world, particularly Japan and Korea. Sony Corp. first commercialized lithium ion batteries in 1992. However, Japan's market share of lithium ion battery production has decreased since 2000. We believe we are currently the seventh largest lithium ion battery manufacturer in the world, with a monthly output capacity of 15.0 million units and current monthly production of 11.8 million units. We also believe we are the second largest manufacturer in the Chinese market.


         We believe the following are the leading global manufacturers of lithium ion batteries::

         o Japan - Sanyo Electric Co., Sony Corp., Matsushita Electric Industrial Co., Ltd. (Panasonic), GS Group, NEC Corporation and Hitachi Ltd.;
         o        Korea - LG Chemical Ltd. and Samsung  Electronics  Co.,  Ltd.;
                  and
         o China - BYD Co. Ltd., Shenzhen BAK Battery Co., Ltd., Tianjin Lishen Battery Joint-Stock Co., Ltd., Henan Huanyu Group and Harbin Coslight Technology International Group Co., Ltd.

         We compete with these companies by striving to provide a higher quality product at a lower cost. We believe that by doing business in China we enjoy competitive advantages over similar companies doing business in Japan and Korea, including abundant labor resources, low cost raw materials and better access to China's extensive mobile phone market.

                                    Customers


         Our ten largest clients, based on orders, account for 48.15% of our sales, predominantly in China. Our 30 largest clients, based on orders, account for 85% of our sales, predominantly in China. At present, the bulk of our sales are in the replacement cell phone battery market. Over the past three years, we have developed relationships with key customers, including Konka Group Co., Ltd., SCUD (Fujian) Electronics Co., Ltd., Desay Power Tech. Co., Ltd. and Shenzhen Ya Litong Electronic Co., Ltd.



                            Research and Development

         We operate a state of the art research and development center performing proprietary research that has resulted in two issued patents in the PRC and 40 in the application process. We also outsource certain of our research and development matters to ChangChun Applied Chemistry Research Institute of the China Scientific Institute, Tstinghua University, JiLin University, the Electrochemistry Department of XiaMen University and Shenzhen University. In our in-house facility we employ over 100 staff members, led by three government recognized specialists. Upon the approval of the National Ministry of Personnel in October 2002, a Postdoctoral Workstation was established. The establishment of the Workstation serves as recognition by the PRC government of the strong capabilities of our in-house research team. The research and development center focuses research on projects relating to liquid lithium ion batteries, high power lithium ion batteries, solid lithium polymer ion batteries, and cylindrical and rectangular lithium ion batteries.


         During fiscal 2004 and 2003, we expended $328,779 and $116,789, respectively, on our research and development efforts. As of March 31, 2005 we had expended approximately $186,000 on research and development and approximately $1.2 million on equipment associated therewith since September 30, 2004 and we anticipate devoting an additional approximately $0.6 million to research and development activities in fiscal 2005, bringing the total research and development expenditures during fiscal 2005 to approximately $1.8 million.



                                    Employees


         The following table summarizes the functional distribution of our employees as of September 30, 2004 and March 31, 2005:

              Department                    September 2004            March 2005

 Officers                                         10                      11
 Comprehensive Management                        197                     205
 Human Resources                                  19                      15
 Marketing                                        67                      76
 PMS Department                                   21                      17
 Technical Department                             47                      33
 Research & Development                          107                     108
 Purchasing                                       29                      23
 Financial Department                             18                      19
 PMC Department                                   45                      69
 After Sales Department                           33                      26
 Quality Control                                 242                     209
 Engineering                                      99                     152
 Manufacturing                                  5,428                   4,245
 -------------------------------------------------------------------------------
                TOTALS                          6,362                   5,217


         None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

                                   Facilities


         We currently lease 5,500 square meters in the aggregate for office space and manufacturing facilities. We lease 3,000 square meters for office space and manufacturing operations pursuant to a lease which runs from June 1, 2003 to June 10, 2008. Our rent due under that lease is $2,468 a month. We also lease 2,500 square meters for office space and manufacturing facilities pursuant to a lease with a term beginning December 16, 2004 and ending December 16, 2006. We owe lease payments of $2,329 a month during the term of this second lease.

         In addition, we have begun construction of manufacturing facilities, warehousing and packaging facilities, dormitory space and administrative offices at the BAK Industrial Park. We anticipate the completion of construction of these facilities by June 2005. At present, we have no payment obligations related to these facilities, however, we continue to make payments regarding the construction of the facility as costs arise. The total area of construction at BAK Industrial Park is 174,784 square meters. At March 31, 2005, 68,188 square meters of the facility was in use, including two manufacturing facilities, a warehousing and packaging facility, two dormitories and one dining hall. The remainder of the facility, which is anticipated to include an additional production facility, two additional manufacturing facilities, three additional dormitories and administrative offices, is expected to be completed by June 2005.


         Upon completion of the construction of the BAK Industrial Park, we will cease to lease the 5,500 square meters that we currently lease for office space and manufacturing facilities. We will face no material penalties when we cancel these leases.


                                Legal Proceedings

         We are not a party to any legal proceedings, nor are we aware of any contemplated proceedings.


                  Intellectual Property and Proprietary Rights

         We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We currently have two issued patents in the PRC and 40 are in the application process. We require our management and key technical personnel to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us.

         We have very strict control over the core technologies for which we can not apply for patents. Every employee who is related to these proprietary technologies must sign "special technology non-disclosure agreement". We have also established an internal department to protect property rights. In this department, there are professionals including attorneys, engineers, information managers and archives managers responsible for the application and protection of proprietary rights. We have also developed a series of rules regarding "property right non-disclosure", "property right archives management", "information collection and analysis" and "innovation encouragement". While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. BAK Battery has registered the following Internet and WAP domain name (the English version of our website can be found at www.bak.com.cn.en).

                        DIRECTORS AND EXECUTIVE OFFICERS


         The following table provides information about our executive officers and directors and their respective ages and positions as of March 31, 2005. The directors listed below will serve until our next annual or special meeting of stockholders at which directors are elected:


             NAME            AGE      POSITION HELD
             ----            ---      -------------
          Xiangqian Li       36       Director, Chairman of the Board, President
                                      and Chief Executive Officer
          Yongbin Han        35       Chief Financial Officer and Secretary
          Huanyu Mao         53       Chief Technical Officer


         Xiangqian Li has served as our Director, Chairman of the Board, President and Chief Executive Officer since January 20, 2005. Mr. Li has been Chairman of Board of Directors and General Manager of BAK Battery since April 2001 and has also served as BAK Battery's general manager since December 2003. Previously, Mr. Li served as (i) Chairman of the Board of Directors and General Manager of Shenzhen BAK Li-ion Battery Co., Ltd. from December 2000 until March 2001; (ii) as Chairman of the Board of Directors and General Manager of Jilin Province Huaruan Technology Company Limited by Stocks ("Huaruan Technology") from March 2001 until June 2001; and (iii) as Chairman of the Board of Directors of Huaruan Technology from January 2001 until June 2003. Prior to 2001 Mr. Li was self employed. Mr. Li graduated from Lanzhou Railway Institute and holds a Bachelors degree in gas engineering. He is pursuing a Doctorate of quantity economics from Jilin University.

         Yongbin Han has served as our Chief Financial Officer and Secretary since January 20, 2005. Mr. Han is a Chinese certified public accountant and certified tax agent. Mr. Han has been Deputy General Manager of BAK Battery since April 2003. In that capacity he oversees the finance and accounting department. Previously, Mr. Han served as (i) Deputy General Manager of Huaruan Technology from January 2002 until April 2003 and (ii) Department Manager of Zhonghongxin Jianyuan Accounting Firm from July 1995 until July 2001. Mr. Han graduated from Changchun Tax Institute with a Bachelors degree in accounting.

         Huanyu Mao has served as our Chief Technical Officer since January 20, 2005. Dr. Mao has been Chief Scientist of BAK Battery since September 2004. From 1997 until September 2004 Dr. Mao served as Chief Engineer of Tianjin Lishen Company. Dr. Mao received a Doctorate degree in electrochemistry in conducting polymers from Memorial University of Newfoundland, Canada.


         Board Composition and Committees


         The board of directors is currently composed of one member, Xiangqian Li. All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present. We intend to expand our board to include three "independent" directors by the end of September 2005.


         We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options), including compensation of executive officers.

         Director Compensation

         At present we do not pay our directors a fee for attending scheduled and special meetings of our board of directors. We intend to reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings. As noted above, we intend to expand our board to include "independent" directors. It is anticipated that the appointment of independent members of our board will require us to pay fees comparable to those paid by other public companies in our peer group.

         Indebtedness of Directors and Executive Officers

         None of our directors or officers or their respective associates or affiliates is indebted to us.

         Involvement in Certain Legal Proceedings

         In the normal course of business,  various  claims are made against us.
At this time, in the opinion of management, there are no pending claims the outcome of which are expected to result in a material adverse effect on our consolidated financial position or results of operations.

         Family Relationships

         There are no family relationships among our directors or officers.

         Executive Compensation

         The  following   Summary   Compensation   Table  sets  forth  all  cash
compensation  paid to our chief executive  officer for services  rendered in all capacities to us during the noted periods.  No executive officers received total annual salary and bonus compensation in excess of $100,000.

                           Summary Compensation Table


 Name and
 Principal                                    Restricted     Securities
Underlying                                      Stock        Underlying       All Other
 Positions      Year     Salary     Bonus       Awards         Options      Compensation
----------      ----     ------     -----     ----------     ----------     ------------
Xiangqian Li    2004      -0-        -0-          NA            NA              NA

                2003      -0-        -0-          NA            NA              NA

                2002      -0-        -0-          NA            NA              NA



         Stock Option Plan

         In May 2005, our board of directors adopted the China BAK Battery, Inc. 2005 stock option plan. We plan to submit the plan to a stockholder vote within 12 months of its adoption. The plan will be void if it is not approved by our stockholders.

         Our 2005 stock option plan provides for the grant of "nonqualified" stock options. These nonqualified stock options may be granted to our employees, officers, non-employee directors and advisors and those of any of our subsidiaries or affiliates. However, advisors are only eligible to receive awards if they render bona fide services for us or any of our subsidiaries or affiliates. The exercise price of options granted pursuant to the plan must be at least equal to the fair market value of our common stock on the date of the grant. The plan authorizes the issuance of up to 4,000,000 shares of our common stock. We granted options to purchase 2,000,000 shares to approximately 55 individuals at fair market value on May 16, 2005, including options to purchase 200,000 shares granted to each of Yongbin Han, our Chief Financial Officer and Secretary, and Huanyu Mao, our Chief Technical Officer. We have 2,000,000 shares of our common stock remaining available for issuance under this plan.

         The plan will generally terminate on May 16, 2055. Generally, stock options granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. However, exceptions can be made to this restriction. Options granted under our 2005 stock option plan expire immediately upon the termination of the optionee's service to us or to a subsidiary or affiliate of ours for misconduct, thirty-one days following termination if the termination is for reasons other than death, disability or cause, or 12 months following termination if the termination is due to death or disability. Upon a change in control, all outstanding stock options under our 2005 stock option plan either may be assumed or substituted for by the successor entity. If the successor entity determines not to assume or substitute for these stock options, the vesting provisions of such stock options will be accelerated, and the stock options will terminate upon the change of control if not previously exercised.


                             PRINCIPAL STOCKHOLDERS


         The  following  table  sets  forth,  as  of  June  15,  2005,   certain
information with respect to the beneficial  ownership of our common stock by (i)
each  director  and officer of CBBI,  (ii) each  person  known to CBBI to be the beneficial  owner of five  percent or more of the  outstanding  shares of common stock of CBBI,  and (iii) all directors and officers of CBBI as a group.  Unless otherwise indicated,  the person or entity listed in the table is the beneficial owner of, and has sole voting and  investment  power with respect to, the shares indicated.  Certain  principal  stockholders  are selling  stockholders  in this offering.
                                                         Amount and Nature of Beneficial Ownership (1)
                                                         ---------------------------------------------
                                                            Number                       Percent of
Name of Beneficial Owner                                 of Shares (2)                Voting Stock (3)
------------------------                                 -------------                ----------------
Xiangqian Li                                             21,233,437 (4)                     51.8%
Huanyu Mao                                                  249,805                          *
Yongbin Han                                                 312,256                          *


Directors and executive officers as a group (3 persons)  21,795,498                         53.2%

-------------------------
*Denotes less than 1% of the outstanding shares of common stock.


(1) On June 15, 2005, there were 40,978,533 shares of common stock outstanding and no issued and outstanding preferred stock. Each person named above has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by the person, except as otherwise indicated below.


(2) Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.


(3) In determining the percent of voting stock owned by a person on June 15, 2005, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 40,978,533 shares in the aggregate of common stock outstanding on June 15, 2005, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(4) Mr. Li is a party to an Escrow Agreement pursuant to which he has agreed to place 2,179,550 shares of his common stock into escrow for the benefit of the selling stockholders in the event we fail to satisfy certain "performance thresholds", as defined in the Escrow Agreement, which Escrow Agreement is incorporated by reference as a material exhibit to this registration statement. Mr. Li is also a party to a Lock-up Agreement pursuant to which he has agreed, except for distributions of his shares of common stock required under the Escrow Agreement, not to transfer his common stock for a period commencing January 20, 2005 and ending 12 months after the date our common stock is listed on either the Nasdaq Stock Market or another national stock exchange or quotation medium. The Lock-up Agreement is incorporated by reference as a material exhibit to this registration statement. Mr. Li is also a party to a Pledge Agreement pursuant to which he has agreed to pledge 19,053,887 shares of his common stock to Shenzhen Development Bank (Longgang Branch) as security for a comprehensive credit facility of the Company.


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


         BAK Battery has several  outstanding  short term bank notes  payable to
(i) Agricultural Bank of China (Longgang Branch) (ii) Shenzhen Commercial Bank (Shuibei Branch) (iii) Shenzhen Development Bank (Longgang Branch) and China Minsheng Bank (Binhai/Shenzhen Branches) respectively, the proceeds of which were used primarily to fund the operations of our manufacturing facility located at the BAK Industrial Park and for general working capital requirements. At June 8, 2005, we had aggregate amounts due and payable under these debt arrangements of approximately $61.42 million. The debt arrangements bear interest at rates ranging from 5.022% to 6.138% and have maturity dates ranging from six to twelve months. This indebtedness is generally guaranteed by BAK International, Xiangqian Li, our director, Chairman of the Board, President and Chief Executive Officer, and Jilin Provincial Huaruan Technology Company Limited by Shares, a PRC company ("Huaruan Technology"). Mr. Li has also pledged 19,053,887 of his 21,233,437 shares of our common stock to secure certain of our indebtedness. Mr. Li is the controlling shareholder and an executive officer of Huaruan Technology. The indebtedness to Shenzhen Commercial Bank is guaranteed by Mr. Li and by an unaffiliated third party guarantor. None of Mr. Li, Huaruan Technology or the third party guarantor received or is entitled to receive any consideration for the above referenced guarantees.

         On October 18, 2003, we acquired intangible assets, including a patent and other patent rights, from Huaruan Technology, an entity controlled by Xiangqian Li, our President and Chief Executive Officer. The total consideration paid to Huaruan Technology was $3.86 million. The consideration paid to Huaruan Technology was recorded at fair market value.

         On September 30, 2004, BAK Battery entered into a Financial Advisory Agreement with HFG International, Ltd., a Hong Kong corporation, pursuant to which HFG International agreed to provide BAK Battery with consulting help in implementing an organizational structure that would facilitate accessing the capital markets of the United States. In consideration for these services, HFG International was paid a fee of $400,000 in conjunction with the consummation of BAK Battery's private placement. Timothy P. Halter, our former Chief Executive Officer, is the principal shareholder and an executive officer of HFG International. We believe the agreement was on terms at least as favorable to BAK Battery as those that could have been negotiated with an unaffiliated party providing similar services.

         On June 10, 2004, we issued 99,858 shares of our $ 0.001 par value common stock in full settlement of debt, in the amount of $49,929, owed to Harry Miller, our former President and Chief Executive Officer. The price of the transaction was $0.50 per share.


                        DESCRIPTION OF OUR CAPITAL STOCK

         The following is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation, as amended, and Bylaws, and by the applicable provisions of Nevada law.

         Our authorized capital stock consists of 100,000,000 shares of common stock, having a par value of $0.001 per share.

         Common Stock. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. The Articles of Incorporation do not permit cumulative voting for the election of directors, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose; in such event, the holders of the remaining shares will not be able to elect any of our directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.


         The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

         All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

         Transfer Agent and Registrar. Our transfer agent is Securities Transfer
Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

                              SELLING STOCKHOLDERS


         The following table sets forth the names of the selling stockholders and for each selling stockholder the number of shares of common stock beneficially owned as of June 15, 2005, and the number of shares being registered. Except as otherwise indicated in the footnotes to the below table, each selling stockholder acquired its securities in BAK Battery's private placement of securities completed on January 20, 2005. Furthermore, except as set forth in the footnotes below, none of the selling stockholders has held a position as an officer or director of the company, nor has any selling stockholder had a material relationship of any kind with the company. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of the shares at any time. Therefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling stockholders upon termination of the offering made hereby. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.


                                                                                                   Percent of
                                             Shares of       Percent of         Shares of         Common Stock
                                           Common Stock     Common Stock       Common Stock     After Completion
    Selling Stockholders (2)                 Owned (1)           (3)         to be Registered    of Offering (3)



The Pinnacle Fund, L.P. (4)                 2,109,636           5.1%           2,109,636               0%


Ying Wang                                     911,545           2.4%             911,545               0%

Gary Evans                                    758,862           1.9%             758,862               0%


Halter Financial Group, Inc.(5)               587,754           1.4%             587,754               0%

Chinamerica Fund, LP(6)                       505,908           1.2%             505,908               0%


Westpark Capital L.P.(7)                      505,908           1.2%             505,908               0%



Lake Street Fund, LP(8)                       478,083           1.1%             478,083               0%


Xuechun Zhang                                 379,673           *                379,673               0%

Xin An                                        288,367           *                288,367               0%



                                       38

                                                                                                   Percent of
                                             Shares of       Percent of         Shares of         Common Stock
                                           Common Stock     Common Stock       Common Stock     After Completion
    Selling Stockholders (2)                 Owned (1)           (3)         to be Registered    of Offering (3)

Wanpei Chen                                   252,954           *                252,954               0%


Jayhawk China Fund(9)                         252,954           *                252,954               0%


Xiaohui Wang                                  224,825           *                224,825               0%

Leong Sing Lye                                217,540           *                217,540               0%

Fred Astman                                   164,420           *                164,420               0%


MidSouth Investor Fund, L.P.(10)              164,420           *                164,420               0%


Steve Kircher                                 151,772           *                151,772               0%

Kevin Halter, Jr.                             134,062           *                134,062               0%

Stephen S. Taylor, Jr.                        126,477           *                126,477               0%


Bellfield Capital Partners LP(11)             101,182           *                101,182               0%

Incline Capital, L.P.(12)                     101,182           *                101,182               0%


David Moy                                      80,945           *                 80,945               0%

Yuxin Zhang                                    74,942           *                 74,942               0%

Feng Li                                        67,135           *                 67,135               0%

Chongying Gong                                 64,857           *                 64,857               0%

Merry Lee Carnall                              50,591           *                 50,591               0%

Ray Chapman                                    50,591           *                 50,591               0%


Lighthouse Capital Insurance Company(13)       50,591           *                 50,591               0%


David Ofman                                    50,591           *                 50,591               0%

David A. Spinney                               50,591           *                 50,591               0%

Si Zhang                                       50,591           *                 50,591               0%

G. Marshall Abbott                             37,943           *                 37,943               0%

Scott Hood                                     37,943           *                 37,943               0%


Bob Schiesser(14)                              37,943           *                 37,943               0%


Mark DeSalvo                                   32,884           *                 32,884               0%


BOT Holdings, Inc.(15)                         25,295           *                 25,295               0%


Michael Columbos                               25,295           *                 25,295               0%

David L. Ebershoff                             25,295           *                 25,295               0%

Harold E. Gear                                 25,295           *                 25,295               0%

William H. & Sandra L. Hedden                  25,295           *                 25,295               0%


Larry Kelley(16)                               25,295           *                 25,295               0%


Robert Kirkland                                25,295           *                 25,295               0%


Robert O. McDonald(17)                         25,295           *                 25,295               0%





                                       39

                                                                                                   Percent of
                                             Shares of       Percent of         Shares of         Common Stock
                                           Common Stock     Common Stock       Common Stock     After Completion
    Selling Stockholders (2)                 Owned (1)           (3)         to be Registered    of Offering (3)


Moldow Family Trust(18)                        25,295           *                 25,295               0%


William Rosen                                  25,295           *                 25,295               0%

Stephen S. Taylor, Sr.                         25,295           *                 25,295               0%

Harry Gabel                                    22,766           *                 22,766               0%


264646 Alberta Ltd.(19)                        17,707           *                 17,707               0%


Yarek Bartos                                   17,707           *                 17,707               0%

Earl Fawcett                                   17,707           *                 17,707               0%

Kelly Fraser                                   17,707           *                 17,707               0%

Andrew Goodacre                                17,707           *                 17,707               0%

Richard Macdermott                             15,177           *                 15,177               0%


783036 Alberta Ltd.(20)                        12,648           *                 12,648               0%


Dennis B. Bleackley                            12,648           *                 12,648               0%

Luciano M. Bruno                               12,648           *                 12,648               0%


Chapel Rock Holdings Ltd.(21)                  12,648           *                 12,648               0%


Stephen Sun Chiao                              12,648           *                 12,648               0%

Trevor Colby                                   12,648           *                 12,648               0%


Trevor & Dylan Colby (22)                      12,648           *                 12,648               0%


Donna H. Dodson                                12,648           *                 12,648               0%

James Gilkison                                 12,648           *                 12,648               0%

WN Gray                                        12,648           *                 12,648               0%

Terral D. Hagman                               12,648           *                 12,648               0%


J.M.C. Investments Ltd.(23)                    12,648           *                 12,648               0%


John Mackay                                    12,648           *                 12,648               0%

Steven Perry                                   12,648           *                 12,648               0%

Paul Plowman                                   12,648           *                 12,648               0%

John B. Trescot                                12,648           *                 12,648               0%

John H. Trescot, Jr.                           12,648           *                 12,648               0%

Jack Coldwell                                  10,118           *                 10,118               0%

Richard Dahl                                   10,118           *                 10,118               0%


Danich Investments Ltd.(24)                    10,118           *                 10,118               0%

Fabmar Investments Ltd.(25)                    10,118           *                 10,118               0%


Robert Geddes                                  10,118           *                 10,118               0%

Dwight L. McLennan                             10,118           *                 10,118               0%



                                       40

                                                                                                   Percent of
                                             Shares of       Percent of         Shares of         Common Stock
                                           Common Stock     Common Stock       Common Stock     After Completion
    Selling Stockholders (2)                 Owned (1)           (3)         to be Registered    of Offering (3)


Sandeep G. Aggarwal/Prof. Corp.(26)            10,118           *                 10,118               0%


Ken Bell                                        7,589           *                  7,589               0%

Imtiaz Bhiman                                   7,589           *                  7,589               0%

Adam Carpenter                                  7,589           *                  7,589               0%

Gary Allard                                     5,059           *                  5,059               0%

A. J. Charbonneau                               5,059           *                  5,059               0%


G-Mac Welding Ltd.(27)                          5,059           *                  5,059               0%


Calvin Gabel                                    5,059           *                  5,059               0%

Steve Horth                                     5,059           *                  5,059               0%

Don A. Leeb                                     5,059           *                  5,059               0%

Eric Pedersen                                   5,059           *                  5,059               0%


Robert G. & Judith T. Rader(28)                 5,059           *                  5,059               0%


Doug Riopelle and Linda Benham-Riopelle         5,059           *                  5,059               0%

Gerald Slamko                                   5,059           *                  5,059               0%

Steve Tobias                                    5,059           *                  5,059               0%

William Tobman                                  5,059           *                  5,059               0%

Ann T. Garrett                                  2,530           *                  2,530               0%

James B. & Pauline Lisle                        2,530           *                  2,530               0%


Total                                       9,934,762          24.2%           9,934,762               0%

--------------------
*Denotes less than 1% of the outstanding shares of common stock.


(1) On June 15, 2005, there were 40,978,533 shares of common stock outstanding and no issued and outstanding preferred stock. All of the shares of common stock being registered pursuant to this registration statement are being registered on behalf of the selling stockholders and were outstanding prior to the filing of this registration statement. Following the offering, there will be 40,978,533 shares of common stock outstanding and no issued and outstanding preferred stock.

(2) Each person named in the selling stockholder above has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by the person, except as otherwise indicated below. Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person's economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. None of the selling stockholders who are not natural persons are reporting companies under the Securities Exchange Act of 1934.

(3) In determining the percent of common stock owned by a person on June 15, 2005, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 40,978,533 shares in the aggregate of common stock outstanding on June 15, 2005, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. For purposes of this selling stockholders table, the calculation for determining the percent of common stock owned by a person after completion of the offering is the same, and assumes that no new shares of common stock will be issued by us prior to the completion of the offering.

(4) Barry Kitt has sole voting and investment control over the securities held by The Pinnacle Fund, L.P.

(5) The shares hereby Halter Financial Group, Inc. were acquired in June 2004 in a private purchase transaction with Harry Miller, the former controlling stockholder of the company. Timothy P. Halter, the sole officer and director of Halter Financial Group, Inc., served as our sole officer and director from June 2004 through January 20, 2005. Mr. Halter also exercises sole investment and voting control over the securities held by Halter Financial Group.

(6) Beau Johnson and Christopher Efird have shared voting and investment control over the securities held by Chinamerica Fund, LP.

(7) Patrick Brosnahan has sole voting and investment control over the securities held by Westpark Capital L.P.

(8) Scott Hood and Fred Astman have shared voting and investment control over the securities held by Lake Street Fund, LP.

(9) Kent C. McCarthy has sole voting and investment control over the securities held by Jayhawk China Fund.

(10) Buzz Heidtke has sole voting and investment control over the securities held by MidSouth Investor Fund, L.P.

(11)     Dave  Brigante  has  sole  voting  and  investment   control  over  the
         securities held by Bellfield Capital Partners LP.

(12) Mark Hood has sole voting and investment control over the securities held by Incline Capital, L.P.

(13) David E. Richardson has sole voting and investment control over the securities held by Lighthouse Capital Insurance Company.

(14) Mr. Schiesser is an affiliate of Canaccord Capital Corporation, a licensed broker/dealer in Canada. Mr. Schiesser purchased the securities to be registered in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute his securities at the time of purchase.

(15) Tom Brinkerhoff has sole voting and investment control over the securities held by BOT Holdings, Inc.

(16)     Held as trustee for the Kelley Revocable Trust.

(17) Mr. McDonald is an affiliate of Capital West Securities, a licensed broker/dealer. Mr. McDonald purchased the securities to be registered in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute his securities at the time of purchase.

(18) Charles Moldow has sole voting and investment control over the securities held by Moldow Family Trust.

(19) Victor Walls has sole voting and investment control over the securities held by 264646 Alberta Ltd.

(20) Ralph Miller has sole voting and investment control over the securities held by 783036 Alberta Ltd.

(21) Wayne Hucik and Susan Hucik have shared voting and investment control over the securities held by Chapel Rock Holdings Ltd.

(22)     Held as joint tenants with right of survivorship.

(23) Brian Carpenter and Jeanne Carpenter have shared voting and investment control over the securities held by JMC Investments Ltd.

(24) Dan Remenda has sole voting and investment control over the securities held by Danich Investments Ltd.

(25) Eugene Fabro and Adrienne Fabro have shared voting and investment control over the securities held by Fabmar Investments Ltd.

(26) Sandeep G. Aggarwal has sole voting and investment control over the securities held by Sandeep G. Aggarwal/Prof. Corp.

(27) Grant McNaughton and Donna McNaughton have shared voting and investment control over the securities held by G-Mac Welding Ltd.



                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of the offering, we will have 40,978,533 shares of common stock outstanding. A current stockholder who is our "affiliate," defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, us, will be required to comply with the resale limitations of Rule 144.

         Purchasers of shares in the offering, other than affiliates, may resell their shares immediately. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about us. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

                              PLAN OF DISTRIBUTION

         The 9,934,762 shares being offered by the selling stockholders may be sold or distributed from time to time by the selling stockholders or their transferees directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents or may acquire shares as principals. Such sales or distributions may be made at prevailing market prices, at prices related to such prevailing market prices, or at variable prices negotiated between the sellers and purchasers that may vary. The distribution of the shares may be effected in one or more of the following methods:

         o ordinary brokerage transactions, including long or short sales,
         o transactions involving cross or block trades, or otherwise on the OTC Bulletin Board,
         o purchases by brokers, dealers, or underwriters as principals and subsequent resale by the purchasers for their own accounts pursuant to this prospectus,
         o sales "at the market" to, or through, market makers or into an existing market for the shares,

         o sales not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,
         o transactions involving options, swaps, or other derivatives, whether exchange-listed or otherwise, or
         o transactions involving any combination of the foregoing or any other legally available means.

         In addition, a selling stockholder may enter into hedging transactions with one or more broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder may also enter into options or other transactions with one or more broker-dealers requiring the delivery of the shares by such broker-dealers with the possibility that such shares may be resold thereafter pursuant to this prospectus.

         A broker, dealer, underwriter, or agent participating in the distribution of the shares may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or purchasers of the shares for whom such person may act as an agent, to whom such person may sell as principal, or both; and such compensation as to a particular person may be in excess of customary commissions. The selling stockholders and any broker-dealers acting in connection with the sale of the shares being registered may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, as amended, or the Securities Act, and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation.

         Although we will receive no proceeds from the sale of shares pursuant to this prospectus, we have agreed to bear the costs and expenses of the registration of the shares, including legal and accounting fees, and such costs and expenses are estimated to be approximately $213,000.

         We have informed the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus they will be required to comply with certain anti-manipulative rules contained in Regulation M under the Exchange Act. With certain exceptions, Regulation M prohibits any selling stockholder, any affiliated purchaser, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

                         INDEPENDENT PUBLIC ACCOUNTANTS

         There have been no changes in and/or disagreements with Schwartz Levitsky Feldman L.L.P., independent registered public accounting firm, on accounting and financial disclosure matters.

                                  LEGAL MATTERS


         Certain legal matters in this offering, including the legality of the common stock offered pursuant to this prospectus, will be passed upon for us and the selling stockholders by Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202.


                                     EXPERTS

         Our financial statements included in this prospectus have been audited by Schwartz Levitsky Feldman L.L.P., independent registered public accounting firm, as stated in the opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

         No "Expert" or "Counsel" as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act, whose services were used in the preparation of this Form SB-2, was hired on a contingent basis or will receive a direct or indirect interest in us.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our Amended and Restated Bylaws, filed as Exhibit 3.3 hereto, provide that we must indemnify our directors to the fullest extent permitted under Nevada law and may indemnify, if so authorized by our board of directors, our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter whatsoever. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Our Amended and Restated Bylaws also permit us to maintain insurance on behalf of our company and any person whom we have the power to indemnify.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the shares of common stock offered in this offering prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, any proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission files, including this registration statement, over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any documents we file with the Securities and Exchange Commission at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                             CHINA BAK BATTERY, INC.
                     (Formerly known as Medina Coffee, Inc.)
                                 AND SUBSIDIARY
                    REVISED CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2004 AND 2003
                       Together With Report of Independent
                        Registered Public Accounting Firm
               THREE AND SIX MONTHS ENDED MARCH 31, 2005 AND 2004
                                   (Unaudited)
                        (Amounts expressed in US Dollars)



                                TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm                      F-1

Revised Consolidated Balance Sheets as at September 30, 2004 and
     March 31, 2005                                                          F-2

Revised Consolidated Statements of Operations for the Years Ended
     September 30, 2004 and 2003 and for the Three and Six Months
     Ended March 31, 2005 and 2004                                           F-3

Revised Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended September 30, 2004 and 2003 and for the
     Period Ended March 31, 2005                                             F-4

Revised Consolidated Statements of Cash Flows for the Years Ended
     September 30, 2004 and 2003 and for the Three and Six Months
     Ended March 31, 2005 and 2004                                     F-5 - F-7

Notes to Revised Consolidated Financial Statements                    F-8 - F-28

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
China BAK Battery, Inc.
(Formerly known as Medina Coffee, Inc.)
and Subsidiary

We have audited the accompanying revised consolidated balance sheet of China BAK Battery, Inc. (formerly known as Medina Coffee, Inc.) as of September 30, 2004, and the related revised consolidated statements of changes in stockholders' equity, operations and cash flows for each of the two years ended September 30, 2004 (all expressed in United States dollars). These revised consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.


We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the revised consolidated financial statements referred to above present fairly, in all material respects, the financial position of China BAK Battery, Inc. (formerly known as Medina Coffee, Inc.) as of September 30, 2004 and the results of its operations and its cash flows for each of the two years ended September 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 7 and 13 the Company has not yet obtained final approval from the relevant authorities for the acquisition of land use rights to the property which it occupies. However, the Company has commenced construction of its facilities on the property and has reflected the costs incurred to date as long-term assets on the balance sheet described as "property and equipment - building", "construction in process" and "land use rights", with the expectation that approval will be obtained within the next fiscal year. The Company may be at risk as more fully set out in the notes mentioned above should the application be rejected. The accompanying revised consolidated financial statements do not include any adjustments that might result should its application not be approved.




Toronto, Ontario, Canada
December 30, 2004 except for notes 1 and 18,
  as to which the date is January 20, 2005 and
  note 19, as to which the date is March 22, 2005          Chartered Accountants



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
                       Revised Consolidated Balance Sheets
                   As at March 31, 2005 and September 30, 2004
                        (Amounts expressed in US Dollars)



                                                                                 March 31,         September 30,
                                                                                      2005                  2004
                                                                       (Unaudited- note 3)
                                                                                       $                     $
                                    Assets
                                     ------


Current Assets
     Cash                                                                       10,886,298             3,212,176
     Cash - Restricted                                                          10,555,838             7,120,069
     Accounts Receivable, Net                                                   30,717,771            20,999,561
     Inventories                                                                12,125,092            29,535,985
     Prepaid Expenses                                                            1,517,750             1,330,645
     Notes Receivable                                                              244,460                18,122
     Accounts Receivable - Related Party                                           561,989               911,093
                                                                        ------------------    ------------------
          Total Current                                                         66,609,198            63,127,651
                                                                                                       3,327,393
                                                                        ------------------    ------------------

Long-Term Assets
     Property, Plant, & Equipment                                               22,602,319            19,875,583
     Construction in Progress                                                   31,811,026            23,656,190
     Land Use Rights                                                             4,029,038             4,029,038
     Less Accumulated Depreciation                                              (3,868,270)           (2,370,774)
                                                                        ------------------    ------------------
         Long-Term Assets, Net                                                  54,574,113            45,190,037
                                                                        ------------------    ------------------

Other Assets
     Other Receivables                                                             149,469               225,972
     Intangible Assets, Net                                                         50,056                58,362
                                                                        ------------------    ------------------
          Total other                                                              199,525               284,334
                                                                        ------------------    ------------------

     Total Assets                                                              121,382,836           108,602,022
                                                                        ==================    ==================

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Current Liabilities
     Accounts Payable                                                           17,810,106            23,570,087
     Bank Loans, Short Term                                                     28,876,941            27,304,162
     Short Term Loans                                                                 --               1,812,316
     Notes Payable, Other                                                       25,222,575            20,772,559
     Land Use Rights Payable                                                     3,751,028             3,750,756
     Construction Costs Payable                                                  2,549,304             6,347,846
     Customer Deposits                                                             208,450               369,390
     Accrued Expenses                                                            3,388,537             5,247,656
     Other Liabilities                                                             436,078               181,223
                                                                        ------------------    ------------------
          Total Current                                                         82,243,019            89,355,995
                                                                        ------------------    ------------------
CONTINGENCIES AND COMMITMENTS (NOTE 13)

Stockholders' Equity
     Common Stock - $.001 Par Value; 50,000,000 Shares Authorized;
     39,826,075 and 31,225,642 Shares Issued and outstanding at March
     31, 2005 and September 30, 2004 respectively                                   39,826                31,226
     Additional Paid In Capital                                                 27,572,874            12,052,845
     Accumulated Comprehensive Loss                                                 (1,669)                 (144)
     Reserves                                                                    2,323,673             1,724,246
     Retained Earnings                                                           9,205,113             5,437,854
                                                                        ------------------    ------------------
                                                                                39,139,817            19,246,027
                                                                        ------------------    ------------------


     Total Liabilities and Stockholders' Equity                                121,382,836           108,602,022
                                                                        ==================    ==================



The accompanying notes are an integral part of these revised consolidated financial statements.



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
                  Revised Consolidated Statements of Operations
               For The Years Ended September 30, 2004 and 2003 and
           For The Three and Six Months Ended March 31, 2005 and 2004

                                          Three Months   Three Months    Six Months     Six Months
                                             Ended          Ended          Ended          Ended         September      September
                                            March 31,      March 31,      March 31,      March 31,      30, 2004       30, 2003
                                              2005           2004           2005           2004
                                          (Unaudited -   (Unaudited -   (Unaudited -   (Unaudited -
                                             note 3)        note 3)        note 3)        note 3)
                                                $              $              $              $              $              $
Revenues, Net of Returns                    25,878,407     16,166,081     51,004,672     31,750,468     63,746,202     20,045,496

Cost of Goods Sold                          19,717,964     12,279,578     39,739,301     24,271,267     48,285,847     14,173,003
                                          ------------   ------------   ------------   ------------   ------------   ------------

Gross Profit                                 6,160,443      3,886,503     11,265,371      7,479,201     15,460,355      5,872,493
                                          ------------   ------------   ------------   ------------   ------------   ------------

Expenses:
   Selling                                     896,954        403,804      1,702,971        836,189      1,869,275        442,112
   General and Administrative                  688,599      1,433,426      1,808,196      1,924,452      3,052,992        785,612
   Research and Development                    165,770        114,498        185,791        206,305        328,779        116,789
   Bad Debts                                   294,252        119,881        345,487        107,595        326,990        448,285
   Depreciation and Amortization               751,078        404,107      1,505,805        593,884      1,732,707        379,551
                                          ------------   ------------   ------------   ------------   ------------   ------------
     Total Expenses                          2,796,653      2,475,716      5,548,250      3,668,425      7,310,743      2,172,349
                                          ------------   ------------   ------------   ------------   ------------   ------------

Operating Income                             3,363,790      1,410,787      5,717,121      3,810,776      8,149,612      3,700,144

Other Expense
   Finance Costs                               572,064        107,308        961,714        157,980      1,006,056        122,798
   Other Expense                                 8,759          5,559         24,879         14,558          2,916          1,315
                                          ------------   ------------   ------------   ------------   ------------   ------------

Net Income Before Provision for              2,782,967      1,297,920      4,730,528      3,638,238      7,140,640      3,576,031
   Income Tax


Provision for Income Taxes                     219,776         97,394        363,842         97,394        394,333           --
                                          ------------   ------------   ------------   ------------   ------------   ------------

Net Income                                   2,563,191      1,200,526      4,366,686      3,540,844      6,746,307      3,576,031
                                          ============   ============   ============   ============   ============   ============

Net Profit Per Share- Basic and Diluted           0.07           0.04           0.13           0.11           0.22           0.11
                                          ============   ============   ============   ============   ============   ============


Weighted Average Shares Outstanding         38,010,428     31,225,664     34,580,756     31,225,642     31,225,642     31,225,642
                                          ============   ============   ============   ============   ============   ============








The accompanying notes are an integral part of these revised consolidated financial statements.



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
       Revised Consolidated Statements of Changes in Stockholders' Equity
                 For The Years Ended September 30, 2004 and 2003
                     and For The Period Ended March 31, 2005
                        (Amounts expressed in US Dollars)

                                                            Par
                                                           Value         Additional
                                         Number of        Common          Paid-In        Retained
                                           Shares          Stock          Capital        Earnings
                                       -------------   -------------   -------------   -------------
                                                             $               $               $
Balance - September 30, 2002              31,225,642          31,226       1,176,927         598,265
Net Income                                      --              --              --         3,576,031
Transfer to Reserves                            --              --              --          (543,998)
Foreign Currency Translation                    --              --              --              --
----------------------------------------------------------------------------------------------------

Balance - September 30, 2003              31,225,642          31,226       1,176,927       3,630,298
Contribution of Cash by Stockholders            --              --        10,875,918            --
Net Income                                      --              --              --         6,746,307
Transfer to Reserves                            --              --              --        (1,072,663)
Deemed Distribution to Shareholder -            --              --              --              --
  Intangible Assets                             --              --              --        (3,866,088)
Foreign Currency Translation                    --              --              --              --
----------------------------------------------------------------------------------------------------

Balance - September 30, 2004              31,225,642          31,226      12,052,845       5,437,854
Contribution of Cash by Stockholders       8,600,433           8,600      15,520,029            --
Net Income                                      --              --              --         4,366,686
Transfer to Reserves                            --              --              --          (599,427)
Foreign Currency Translation                    --              --              --              --
----------------------------------------------------------------------------------------------------

Balance - March 31, 2005                  39,826,075          39,826      27,572,874       9,205,113
====================================================================================================

                                                        Accumulated
                                                           Other
                                                       Comprehensive    Stockholders'
                                         Reserves      Income (Loss)        Equity
                                       -------------   -------------    -------------
                                             $               $                $

Balance - September 30, 2002                 107,585            --          1,914,003
Net Income                                      --              --          3,576,031
Transfer to Reserves                         543,998            --               --
Foreign Currency Translation                    --               (49)             (49)
-------------------------------------------------------------------------------------

Balance - September 30, 2003                 651,583             (49)       5,489,985
Contribution of Cash by Stockholders            --              --         10,875,918
Net Income                                      --              --          6,746,307
Transfer to Reserves                       1,072,663            --               --
Deemed Distribution to Shareholder -            --              --               --
  Intangible Assets                             --              --         (3,866,088)
Foreign Currency Translation                    --               (95)             (95)
-------------------------------------------------------------------------------------

Balance - September 30, 2004               1,724,246            (144)      19,246,027
Contribution of Cash by Stockholders            --              --         15,528,629
Net Income                                      --              --          4,366,686
Transfer to Reserves                         599,427            --               --
Foreign Currency Translation                    --            (1,525)          (1,525)
-------------------------------------------------------------------------------------

Balance - March 31, 2005                   2,323,673          (1,669)      39,139,817
=====================================================================================


(Note 3)




The accompanying notes are an integral part of these revised consolidated financial statements.



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
                  Revised Consolidated Statements of Cash Flows
               For The Years Ended September 30, 2004 and 2003 And
           For The Three and Six Months Ended March 31, 2005 and 2004
                        (Amounts Expressed in US Dollars)

                                                    Three Months     Three Months      Six Months
                                                        Ended             Ended            Ended
                                                      March 31,         March 31,        March 31,
                                                        2005              2004             2005
                                                     (Unaudited)      (Unaudited)      (Unaudited)
                                                          $                $                $
Cash Flows from Operating Activities

Net Income                                              2,563,191        1,200,526        4,366,686
  Adjustments to reconcile net income to net cash
   from operating activities:
  Bad Debt Expense                                        294,252          119,881          345,487

  Amortization                                              2,397              166            8,306
  Depreciation                                            748,678          399,137        1,497,496
  Changes in Assets and Liabilities:
     Accounts Receivable                               (4,000,209)      (3,524,821)      (9,637,817)
     Inventory                                          7,175,667       (6,184,949)      17,410,893
     Prepaid Expenses                                  (1,108,578)      (1,752,136)        (187,105)

     Note Receivable                                      211,185           (1,414)        (226,338)
     Accounts Payable                                  (2,973,006)       6,290,314       (5,759,981)
     Customer Deposits                                    (23,594)        (392,609)        (160,940)
     Accrued Expenses                                     804,944        3,422,900       (1,859,119)

     Construction Costs Payable                        (4,545,101)            --         (3,798,542)

     Other Liabilities                                    254,842               (9)         254,855

     Deferred Expenses                                       --             19,987             --
                                                    -------------    -------------    -------------
       Net Cash Flows from Operating Activities          (595,332)        (403,027)       2,253,881
                                                    -------------    -------------    -------------

Cash Flows from Investing Activities
  Acquisition of Property and Equipment                (1,425,750)        (529,714)      (2,726,736)
  Construction in Progress                             (4,784,404)      (3,563,523)      (8,154,836)

  Investment in Intangible Assets                            --               --               --
                                                    -------------    -------------    -------------
       Net Cash Flows from Investing Activities        (6,210,154)      (4,093,237)     (10,881,572)
                                                    -------------    -------------    -------------

                                      F-5



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
                  Revised Consolidated Statements of Cash Flows
               For The Years Ended September 30, 2004 and 2003 And
           For The Three and Six Months Ended March 31, 2005 and 2004
                        (Amounts Expressed in US Dollars)


                                                      Six Months
                                                        Ended
                                                       March 31,     September 30,    September 30,
                                                         2004             2004             2003
                                                     (Unaudited)
                                                          $                $                $
Cash Flows from Operating Activities

Net Income                                              3,540,844        6,746,307        3,576,031
  Adjustments to reconcile net income to net cash
   from operating activities:
  Bad Debt Expense                                        107,595          326,990          448,285

  Amortization                                                460            5,549              676
  Depreciation                                            588,620        1,727,158          378,875
  Changes in Assets and Liabilities:
     Accounts Receivable                               (7,018,989)     (14,543,660)      (5,786,874)
     Inventory                                         (5,195,713)     (21,542,204)      (6,908,083)
     Prepaid Expenses                                  (3,214,680)        (605,800)         (52,609)

     Note Receivable                                     (258,825)         (18,122)            --
     Accounts Payable                                   9,142,301       18,405,499        4,311,720
     Customer Deposits                                   (617,508)        (286,001)         593,776
     Accrued Expenses                                   3,515,983        3,464,904          723,825

     Construction Costs Payable                              --          6,347,846             --

     Other Liabilities                                     60,408           60,408          120,864

     Deferred Expenses                                     (7,373)            --               --
                                                    -------------    -------------    -------------
       Net Cash Flows from Operating Activities           643,123           88,874        2,593,514
                                                    -------------    -------------    -------------

Cash Flows from Investing Activities
  Acquisition of Property and Equipment                (3,335,334)     (14,906,846)      (4,095,998)
  Construction in Progress                            (12,150,348)     (23,379,077)        (555,395)

  Investment in Intangible Assets                          (5,685)         (47,285)         (17,302)
                                                    -------------    -------------    -------------
       Net Cash Flows from Investing Activities       (15,491,367)     (38,333,208)      (4,668,695)
                                                    -------------    -------------    -------------



                             CHINA BAK BATTERY, INC.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
                  Revised Consolidated Statements of Cash Flows
               For The Years Ended September 30, 2004 and 2003 And
           For The Three and Six Months Ended March 31, 2005 and 2004
                        (Amounts Expressed in US Dollars)

                                                             Three Months     Three Months      Six Months
                                                                 Ended            Ended            Ended
                                                               March 31,        March 31,        March 31,
                                                                 2005             2004             2005
                                                             (Unaudited)      (Unaudited)      (Unaudited)
                                                                  $                $                $

Cash Flows from Financing Activities
  Proceeds from Borrowings                                     27,229,641       10,836,727       48,749,538
  Repayment of Borrowings                                     (25,694,732)      (6,750,614)     (44,539,060)
  Cash Pledged To Bank                                         (2,628,818)      (1,226,900)      (3,435,769)
  Loans to Related Parties                                           --               --               --
  Deemed Distribution to Shareholders - Intangible Assets            --               --               --
  Proceeds from Issuance of Capital Stock                      15,528,629             --         15,528,629
                                                            -------------    -------------    -------------
        Net Cash flows from Financing Activities               14,434,720        2,859,213       16,303,338
                                                            -------------    -------------    -------------

Effect of Exchange Rate Changes on Cash                              --                (58)          (1,525)

Net Increase in Cash                                            7,629,234       (1,637,109)       7,674,122

Cash - Beginning of Period                                      3,257,064        2,511,771        3,212,176
                                                            -------------    -------------    -------------

Cash - End of Period                                           10,886,298          874,662       10,886,298
                                                            =============    =============    =============
Supplemental Cash Flow Disclosures:
  Interest Paid                                                   561,508           73,410          874,703
                                                            =============    =============    =============
  Income Taxes Paid                                                43,156             --            138,014
                                                            =============    =============    =============

                                                              Six Months
                                                                 Ended
                                                               March 31,     September 30,    September 30,
                                                                 2004             2004             2003
                                                             (Unaudited)
                                                                  $                $                $
                                                            -------------    -------------    -------------

Cash Flows from Financing Activities
  Proceeds from Borrowings                                     20,843,580       57,740,719        9,722,901
  Repayment of Borrowings                                     (11,572,559)     (17,429,652)        (507,424)
  Cash Pledged To Bank                                         (1,226,900)      (6,299,377)        (820,692)
  Loans to Related Parties                                           --           (235,840)        (554,614)
  Deemed Distribution to Shareholders - Intangible Assets      (3,866,088)      (3,866,088)            --
  Proceeds from Issuance of Capital Stock                      10,873,899       10,875,918             --
                                                            -------------    -------------    -------------
        Net Cash flows from Financing Activities               15,051,932       40,785,680        7,840,171
                                                            -------------    -------------    -------------

Effect of Exchange Rate Changes on Cash                                49              (95)             (49)

Net Increase in Cash                                              203,737        2,541,251          577,913

Cash - Beginning of Period                                        670,925          670,925           93,012
                                                            -------------    -------------    -------------

Cash - End of Period                                              874,662        3,212,176          670,925
                                                            =============    =============    =============
Supplemental Cash Flow Disclosures:
  Interest Paid                                                   126,208        1,007,287          122,798
                                                            =============    =============    =============
  Income Taxes Paid                                                  --               --               --
                                                            =============    =============    =============

    The accompanying notes are an integral part of this financial statement.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



1.   RECAPITALIZATION TRANSACTION


     On January 20, 2005, China BAK Battery, Inc. ("The Company" or "China BAK") completed a stock exchange transaction with the stockholders of BAK International Limited, a Hong Kong company, or BAK International. The exchange was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement dated effective as of January 3, 2005 by and among China BAK, BAK International and the stockholders of BAK International. Pursuant to the Securities Exchange Agreement, the Company issued 39,826,075 shares of common stock, par value $0.001 per share, to the stockholders of BAK International (31,225,642 Shares are original shareholders of BAK and 8,600,433 Shares to new investors), representing approximately 97.2% of the China BAK post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International. The Company presently carries on the business of Shenzhen BAK Battery Co., Ltd., a Chinese corporation and BAK International's wholly-owned subsidiary, or BAK Battery.


     The reverse merger transaction has been accounted for as a recapitalization of BAK International whereby the historical financial statements and operations of BAK become the historical financial statements of the
     Registrant with no adjustment to the carrying value of the assets and liabilities. The accompanying financial statements reflect the recapitalization of the shareholders equity as if the transaction occurred as of the beginning of the first period presented.

2.   ORGANIZATION AND PRINCIPAL ACTIVITIES


     BAK International Limited was incorporated in Hong Kong on December 29, 2003 under the Companies Ordinance as BATCO International Limited and subsequently changed its' name to BAK International Limited on November 3, 2004. BAK International Limited acquired 100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd ("BAK") for a total consideration of USD$11.5 million on November 6, 2004. Simultaneously the former shareholders of BAK acquired 96.8% of the issued shares of BAK International Limited. Consequently, the shareholders of BAK International Limited are substantially the same as the former shareholders as BAK therefore the transaction has been accounted for as a recapitalization of BAK with no adjustment to the historical basis of the assets and liabilities of BAK and the operations consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements. See note 18 - Subsequent Events.


     Shenzhen BAK Battery Co., Ltd. ("BAK") was founded on August 3, 2001 as a China-based company specializing in lithium ion (known as "Li-ion" or "Li-ion cell") battery cell production, for use in the replacement battery market, primarily for cell phones in the Peoples Republic of China (PRC).

     The Company is subject to the consideration and risks of operating in the PRC. These include risks associated with the political and economic environment, foreign currency exchange and the legal system in the PRC.

     The economy of PRC differs significantly from the economies of the "western" industrialized nations in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. Only recently has the PRC government encouraged substantial private economic activities. The Chinese economy has experienced significant growth in the past several years, but such growth has been uneven among various sectors of the economy and geographic regions. Actions by the PRC government to control inflation have significantly restrained economic expansion in the recent past. Similar actions by the PRC government in the future could have a significant adverse effect on economic conditions in PRC.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



2.   ORGANIZATION AND PRINCIPAL ACTIVITIES (cont'd)

     Many laws and regulations dealing with economic matters in general and foreign investment in particular have been enacted in the PRC. However, the PRC still does not have a comprehensive system of laws, and enforcement of existing laws may be uncertain and sporadic.

     The Company's operating assets and primary sources of income and cash flows are of interests in the PRC. The PRC economy has, for many years, been a centrally-planned economy, operating on the basis of annual, five-year and ten-year state plans adopted by central PRC governmental authorities, which set out national production and development targets. The PRC government has been pursuing economic reforms since it first adopted its "open-door" policy in 1978. There is no assurance that the PRC government will continue to pursue economic reforms or that there will not be any significant change in its economic or other policies, particularly in the event of any change in the political leadership of, or the political, economic or social conditions in, the PRC. There is also no assurance that the Company will not be adversely affected by any such change in governmental policies or any unfavorable change in the political, economic or social conditions, the laws or regulations, or the rate or method of taxation in the PRC.

     As many of the economic reforms which have been or are being implemented by the PRC government are unprecedented or experimental, they may be subject to adjustment or refinement, which may have adverse effects on the Company. Further, through state plans and other economic and fiscal measures, it remains possible for the PRC government to exert significant influence on the PRC economy.

     The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable from customers. Cash and cash equivalents are maintained with major banks in the PRC. The Company's business activity is primarily with customers in the PRC. The Company periodically performs credit analysis and monitors the financial condition of its clients in order to minimize credit risk.

     Any devaluation of the Renminbi (RMB) against the United States dollar would consequently have adverse effects on the Company's financial performance and asset values when measured in terms of the United States dollar. Should the RMB significantly devalue against the United States dollar, such devaluation could have a material adverse effect on the Company's earnings and the foreign currency equivalent of such earnings. The Company does not hedge its RMB - United States dollar exchange rate exposure.

     On January 1, 1994, the PRC government introduced a single rate of exchange as quoted daily by the People's Bank of China (the "Unified Exchange Rate"). No representation is made that the RMB amounts have been, or could be, converted into US$ at that or any rate. This quotation of exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



3.   BASIS OF PRESENTATION


     Audited Financial Statements

     The revised consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America and include the accounts of BAK International Limited and Shenzhen BAK Battery Co, Ltd. for all periods presented.

     Unaudited Interim Financial Statements

     The condensed consolidated financial statements of China BAK battery, Inc. (formerly known as Medina Coffee Inc.) and Subsidiary included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto included in the Company's annual report on Form 10-KSB, and other reports filed with the SEC.

     The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registration with the SEC, costs incurred to raise capital and stock awards.

     The condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America and include the accounts of BAK International Limited and Shenzhen BAK Battery Co, Ltd. for all periods presented. All significant intercompany balances and transactions have been eliminated on consolidation.


4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES


     A.   Cash And Cash Equivalents

     Cash and cash equivalents include cash on hand and any other highly liquid investments purchased with an original maturity of three months or less. The carrying amounts approximate fair value because of the short-term maturity of those instruments. As stated in the following Note 8, a portion of the Company's cash is restricted cash, which has been pledged to its bank to secure short-term bank loans. This restricted cash is not as liquid as other cash, and has been reflected in the attached revised consolidated financial statements.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     B.   Accounts Receivable

     In order to determine the fair value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover estimated credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable. The Company evaluates the credit risk of its customers utilizing historical data and estimates of future performance.

     C.   Inventory

     Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the moving average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed moving-average cost if it exceeds the net realizable value.

     D.   Property, Plant And Equipment


     Property, plant and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

     When  assets  are  retired  or  disposed  of,  the  cost  and   accumulated
     depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

     The Company recognizes a scrap value of 5% of the cost basis and depreciation is calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful lives are as follows:


                  Buildings                                   30 - 40 years
                  Plant and machinery                          5 - 12 years
                  Motor vehicles                                    8 years
                  Office equipment and furnishings                  5 years
                  Leasehold Improvements                            2 - 5 years

     E.   Intangible Assets

     Trademarks are carried at cost and are amortized using the straight-line method over the estimated useful lives of 5 years from the date the Company acquired the trademark. Management is of the opinion that no impairment loss is considered necessary at year-end.

     F.   Fair Value Of Financial Instruments

     The carrying value of financial instruments including cash, receivables, accounts payable and accrued expenses and debt, approximates their fair value at September 30, 2004 and 2003 due to the relatively short-term nature of these instruments.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     G.   Construction In Progress

     Construction in progress represents buildings, machinery and other long-term assets under construction or installation, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of purchase, construction and installation. Construction in progress is reclassified to the appropriate category of long-term assets when completed and ready for use. Management is of the opinion that no impairment loss is considered necessary at year-end.

     H.   Income Taxes

     The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the revised consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the Company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

     In accordance with the relevant income tax laws applicable to enterprises operating in the Shenzhen Special Economic Zone of the PRC, the profits of the Company are fully exempt from income tax for five years ("tax holiday"), commencing from the first profit making year of operations, followed by a 50% exemption for the immediate next three years ("tax preferential period"), after which the profits of the Company will be taxable at the full rate, currently 15%.


     Had this tax holiday not been available, income tax expense would have increased by approximately US$692,000 for the year ended September 30, 2004, and US$537,000 for the year ended September 30, 2003, respectively.


     I.   Government Subsidies


     Subsidies from the government are recognized at their fair values when received or there is reasonable assurance that they will be received, and all attached conditions are complied with.


     Revenue from government sponsored grants or subsidies are recognized as research activities are performed or as development milestones are completed under the terms of the agreement. Costs incurred in connection with the performance of activities under these agreements are expensed as incurred. The Company defers revenue recognition related to payments received during the current year for research activities to be performed in the following year.


     During the year ended September 30, 2004, the Company received a repayable grant from the Long Gang Technology and Science Bureau in the amount of approximately $181,000. The grant was awarded to further the research of the LiNiCo2 which is an advanced mode material in the Li-on battery cell. The term of the grant is for a two year period with repayment of principal together with interest at the rate of 3% per annum due on December 26, 2005. The grant is recorded as a liability in the accompanying revised consolidated financial statements.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     I.   Government Subsidies (cont'd)

     During the year ended September 30, 2003, the Company received a non-repayable grant from the Shenzhen Technology and Finance Bureau in the amount of approximately $120,000. The grant was awarded to further the Company's research and development activities. The grant was recorded as an offset to research and development expenses in the accompanying revised consolidated financial statements.

     J.   Related Parties

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

     K.   Impairment Of Long-Term Assets


     In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of September 30, 2004, management expects its long-lived assets to be fully recoverable.


     L.   Foreign Currency Translation

     The Company maintains its books and accounting records in Renminbi ("RMB"), the PRC's currency, being the functional currency. Translation of amounts from RMB in United States dollars ("US$") has been made at the following exchange rates for the respective years:

                  September 30, 2004:
                           Balance Sheet -                  RMB 8.27670 to US$ 1
                           Operating Statement -            RMB 8.26688 to US$ 1
                  September 30, 2003 -
                           Balance Sheet -                  RMB 8.27710 to US$ 1
                           Operating Statement -            RMB 8.27699 to US$ 1

     Foreign currency transactions in RMB are reflected using the temporal method. Under this method, all monetary items are translated into the functional currency at the rate of exchange prevailing at the balance sheet date. Non-monetary transactions are translated at historical rates. Income and expenses are translated at the rate in effect on the transaction dates. Transaction gains and losses, if any, are included in the determination of net income for the period. Transaction losses included in net income amounted to US$6,766 and US$1,989 at September 30, 2004 and 2003, respectively.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     L.   Foreign Currency Translation (cont'd)

     In translating the revised consolidated financial statements of the Company from its functional currency into its reporting currency in United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any are included in cumulative other comprehensive income (loss) in stockholder's equity.


     The RMB is not readily convertible into United States dollars or other foreign currencies. The foreign exchange rate between the United States dollar and the RMB has been stable at approximately 1RMB to US$.1205 for the last few years. No representation is made that the RMB amounts could have been or could be, converted into United States dollars or any other currency at that rate or any other rate.


     M.   Use Of Estimates

     The preparation of revised consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the revised consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     N.   Revenue Recognition, Returns And Warranties


     BAK recognizes revenue when the significant risks and rewards of ownership have transferred pursuant to PRC law, including factors such as when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, sales and value-added tax laws have been complied with, and collectibility is reasonably assured. BAK generally recognizes product sales when the product is shipped. In the event goods are returned from a customer, revenue is reduced, and the returned goods are placed back into inventory during the period that the returned goods are received by BAK. Concurrent with the recognition of revenue, at the end of the fiscal year, BAK records a warranty reserve for product returns, based upon historical experience, that are a percentage of sales during the final month of the respective year.


     The Company estimates the amount of claims made based upon the historical experience with product returns and warranty claims. While the Company's policy is to allow customers to return products or make warranty claims for a period up to six to eight months after the sale, the historical experience indicates that the vast majority of claims are made with 30 days. Hence, the Company provides for a certain percentage of its monthly sales that it estimates will result in product returns or warranty claims.

     O.   Employees' Benefits And Pension Obligations

     Mandatory contributions are made to the Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost. While the Company has purchased all required insurance for management personnel, the Company is not in compliance with the similar requirements for other of its employees. See Note 13, Contingencies and Commitments.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     O.   Employees' Benefits And Pension Obligations (cont'd)


     In accordance with certain regulations of the Shenzhen Municipal Government, all enterprises established in Shenzhen are required to contribute to a retirement insurance fund administered by the Shenzhen Municipal Government at rates ranging from 8% to 9% of the basic salaries or a minimum changes of RMB155 per person per month of the company's existing PRC staff.


     P.   Comprehensive Income/(Loss)

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose revised consolidated financial statements. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity except those resulting from investments by owners and distributions to owners, including adjustments to minimum pension liabilities, accumulated foreign currency translation, and unrealized gains or losses on marketable securities.

     Q.   Concentration Of Credit Risk


     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collectibility of outstanding accounts receivable.


     R.   Research And Development Costs


     Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2004 and 2003 were $328,779 and $116,789, respectively.


     S.   Advertising Costs

     Advertising costs consist primarily of promoting the Company and the Company's products through printed advertisements in trade publications and displaying the Company's products through attendance at industry trade exhibitions. The Company does not pay slotting fees, engage in cooperative advertising programs, participate in buydown programs or similar arrangements.

     Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. The Company did not incur any direct-response advertising costs in 2004 and 2003, respectively. Advertising costs included in selling expenses in the accompanying revised consolidated financial statements amounted to $201,200 and $65,900 in 2004 and 2003 respectively.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     T.   Shipping And Handling Costs

     Shipping and handling cost represents cost incurred by the company to transport its products. The company incurs shipping and handling costs primarily by transporting goods using its own delivery vehicles or by contracting with professional carriers.

     The majority of goods are sold to customers in the Zhujiang Delta. For those sales the Company uses its own delivery vehicles. Transportation and Freight charges incurred for Company owned vehicles amounted to $57,579 and $22,569 for 2004 and 2003, respectively. The charges incurred for transportation by professional carriers amounted to $26,402 and $7,800 for 2004 and 2003, respectively.

     For Sales made abroad the company incurs transportation charges for delivery to the Port of Hong Kong which amounted to $18,621 and $ 6,537 for 2004 and 2003 respectively. All other transportation charges are borne by the customer directly.

     The Company does not bill the customer for any transportation charges incurred. All transportation charges incurred by the company are recorded as Selling Expenses in the accompanying revised consolidated financial statements.

     U.   Earning Per Share

     Basic and diluted earnings per share is computed by dividing net income available by the weighted average number of common shares outstanding for the period since the Company does not have any stock options, warrants or other dilutive instruments. The weighted average outstanding common shares reflect the effects of the share exchange transaction as described in Note 1.

     V.   Classification Of Operating Costs And Expenses

     The Company records its operating costs and expenses generally with the following classifications:

     Cost of Goods Sold
     ------------------
     Cost of goods sold consists primarily of raw materials, direct labor and manufacturing overhead. Manufacturing overhead consists of an allocation of purchasing and receiving costs, inspection fees, warehousing, office expenses, utilities, supplies, factory and equipment repairs and maintenance, safety equipment and supplies, packing materials, and loading fees.

     Selling Expenses
     ----------------
     Selling Expenses consist primarily of transportation and freight charges, travel and entertainment, maintenance, payroll, payroll taxes and benefits, advertising and promotion, office expenses, telephone and utilities, insurance, sales commissions and exports fees.

     General and Administrative Expenses
     -----------------------------------
     General and Administrative expenses consist primarily of general office expenses, travel and entertainment, transportation, payroll, payroll taxes and benefits, maintenance, telephone and utilities, printing, advertising and promotion, professional fees, continuing education, licenses and fees.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     W.   Recent Pronouncements

     In July 2002, the FASB issued SFAS No. 146 "Accounting for Restructuring Costs." SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Under SFAS 146, the Company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require the Company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual revised consolidated financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company cannot restate its previously issued revised consolidated financial statements and the new statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of SFAS Statement No. 123, "Accounting for Stock Based Compensation" which provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim revised consolidated financial statements of the method of accounting for stock based-compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".


     The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics are accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively.


     In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.


     SFAS  No.  150  affects  the  issuer's   accounting   for  three  types  of
     freestanding financial instruments. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this SFAS is obligations that can be settled

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)


     W.   Recent Pronouncements (cont'd)

     with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

     Most of the provisions of Statement 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining provisions of this SFAS are consistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This SFAS shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2004.


     In December, 2004 the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. The guidance in APB No. 29, "Accounting for Non-monetary Transactions", is based on the principle that exchanges of non-monetary assets should be measured on the fair value of the assets exchanged. The guidance included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for non-monetary exchanges for similar productive assets and replaces it with the general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of this statement will have a material effect on its revised consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under the guarantees and must disclose that information in its interim and annual revised consolidated financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003, and as revised in December 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" "Interpretation No. 46"), an interpretation of Accounting Research Bulletin ("ARB") No. 51", "Revised consolidated financial statements".
     Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through another interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



4.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (cont'd)

     W.   Recent Pronouncements (cont'd)


     Interpretation No. 46, as revised, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary.

     Interpretation No. 46, as revised, applies to small business issuers no later than the end of the first reporting period that ends after December 15, 2004. This effective date includes those entities to which

     Interpretation No. 46 had previously been applied. However, prior to the required application of Interpretation No. 46, a public entity that is a small business issuer shall apply Interpretation No. 46 to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

     Interpretation No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

     Management does not expect these recent pronouncements to have a material impact on the Company's consolidated financial position or results of operations.

     5.   ACCOUNTS RECEIVABLE

     The Company's accounts receivable at September 30, 2004 and 2003 are summarized as follows:


                                                            2004         2003
                                                              $            $

     Accounts receivable                                 21,763,923    7,220,263
     Less:  Allowance for doubtful accounts                 764,362      461,980
                                                         ----------   ----------
     Accounts receivable, net                            20,999,561    6,758,283
                                                         ==========   ==========


6.   INVENTORIES


     The Company's inventories at September 30, 2004 and 2003 are summarized as follows:


                                                            2004         2003
                                                              $            $

     Raw materials                                        9,934,263    2,643,542
     Work in progress                                     1,872,465      425,698
     Finished goods                                      17,729,257    4,924,541
                                                         ----------   ----------
     Total                                               29,535,985    7,993,781
                                                         ==========   ==========

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



7. LONG-TERM ASSETS

                                                            2004         2003
                                                              $            $

     Building                                             4,535,876         --
     Machinery                                           14,242,696      536,088
     Vehicles                                               486,480      342,630
     Office Equipment                                       304,773       90,019
     Leasehold improvements                                 305,758         --
                                                         ----------   ----------

     Cost                                                19,875,583    4,968,737
                                                         ----------   ----------
     Less:  Accumulated Depreciation
     Building                                                19,024         --
     Machinery                                            2,006,717      595,103
     Vehicles                                                79,097       26,477
     Office Equipment                                        53,402       22,036
     Leasehold improvements                                 212,534         --
                                                         ----------   ----------

     Accumulated Depreciation                             2,370,774      643,616
                                                         ----------   ----------
     Net Book Value                                      17,504,809    4,325,121

     Land Use Rights                                      4,029,038         --
     Construction in Progress                            23,656,190      555,395
                                                         ----------   ----------
     Long-Term Assets - Net                              45,190,037    4,880,516
                                                         ==========   ==========


     Total depreciation expense for the years ended September 30, 2004 and 2003 was $1,727,158 and $378,875, respectively.

     Construction in Progress consists of the following at September 30:

                                                            2004         2003
                                                              $            $

     Land                                                      --        120,821
     Architect and engineering                                 --         13,109
     Construction costs                                  18,258,222       12,082

     Construction materials                                 790,864         --
     Capitalized research and design                        143,403         --
     Other indirect costs                                 4,463,701      409,383
                                                         ----------   ----------
     Total                                               23,656,190      555,395
                                                         ==========   ==========

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


7.   LONG-TERM ASSETS (cont'd)

     The Company has funded much of the construction costs with cash flow from operations and as such no interest expense has been capitalized. The Company anticipates that the construction of the industry park will be completed and placed into service by the end of 2005.


     Land Use Rights


     BAK has not yet obtained the certificate of land use right. The bureau of city planning and land resource of Shenzhen have not yet approved the application of BAK since the original zoning for the use of the land conflicted with the city planning for education and biology and which is presently being resulted to business use. According to the agreement with the local government of Kuichong Township of Longgang district of Shenzhen, BAK had paid approximately US$279,000 for the down payment of the land use right and US$3,750,000 is still outstanding. It is anticipated that the outstanding balance will be paid within the next twelve months. The local government of Kuichong Township of Longgang district of Shenzhen has however granted permission for BAK to commence the construction of the new production plant pending a decision from the bureau of city planning. The Company anticipates that it will receive the approval from the bureau of city planning in June 2005. See Note 13, Contingencies and Commitments.


8.   INTANGIBLE ASSETS


                                                              2004        2003
                                                                $           $

     Trademarks                                               63,904      17,302
     Less:  Accumulated amortization                           5,542         676
                                                           ---------   ---------
     Net book value                                           58,362      16,626
                                                           =========   =========


     Amortization expense for the years ended September 30, 2004 and 2003 was US $5,549 and US $676, respectively.


9.   BANK INDEBTEDNESS AND NOTES PAYABLE


     As of September 30, 2004 and 2003, the Company had several outstanding short-term bank notes, which were used primarily to fund the construction in progress. The notes, which had a cumulative balance of US$ 27,304,162 and US$ 3,479,480 for each respective year, carried interest rates ranging from 4.536% to 5.841% and have maturity dates ranging from 5 to 12 months. Each note, except for US$2,416,422, is guaranteed by Development and Construction (Group) Company Limited By Shares ("Changchun Co.") of Changchun Economic & Technology Development District, and/or Jilin Province Huaruan Technology Company, Ltd. (a corporation owned by Xiangqian Li, BAK's Chairman), related parties, and others who are not related. Neither Huaran, nor Mr. Li, receive any compensation for acting as guarantor.

     The Company is required to pledge cash in order to secure these short-term bank loans and note payable. The amounts of those pledges, for the years ending September 30, 2004 and 2003, are US$ 7,120,069 and US$ 820,692,
     respectively. The cash pledged has been presented as "cash restricted" on the balance sheet.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)




9.   BANK INDEBTEDNESS AND NOTES PAYABLE (cont'd)

     On September 30, 2004, contrary to relevant PRC laws and regulations, the Company borrowed US$1,812,316 from Changzhou Lihai Investment Consulting Co., Ltd. The Company subsequently repaid this loan on October 11, 2004. Management believes that risk to the Company, due to this loan arrangement, is very limited.

     Notes payable, other represents promises to pay from customers received in the ordinary course of business. The notes can generally be exchanged at a discount for cash with financial institutions.

10.  RESERVES


     Pursuant to the accounting systems for business enterprises as promulgated by the PRC, the profits of the BAK, which are based on their PRC statutory financial statements, are available for distribution in the form of cash dividends only after they have satisfied all the PRC tax liabilities, provided for losses in previous years, and made appropriations to reserve funds (as discussed below), as determined at the discretion of the board of directors in accordance with the PRC accounting standards and regulations. With the exception of the restriction on distributions and dividends described in the preceding, the Company is not limited or otherwise restricted in making distributions by any other agencies or indentures.


     As stipulated by the relevant laws and regulations for enterprises operating in the PRC, Company's are required to make annual appropriations to two reserve funds, consisting of the statutory surplus and public welfare funds. In accordance with the relevant PRC regulations and the articles of association of the respective companies, the companies are required to allocate a certain percentage of their profits after taxation, as determined in accordance with the PRC accounting standards applicable to the companies, to the statutory surplus reserve until such reserve reaches 50% of the registered capital of the companies.


     Net income as reported in the US GAAP revised consolidated financial statements differs from that as reported in the PRC statutory revised consolidated financial statements. In accordance with the relevant laws and regulations in the PRC, the profits available for distribution are based on the statutory revised consolidated financial statements. If BAK has foreign currency available after meeting its operational needs, BAK may make its profit distributions in foreign currency to the extent foreign currency is available. Otherwise, it is necessary to obtain approval and convert such distributions at an authorized bank.


11.  SIGNIFICANT CONCENTRATION

     The Company grants credit to its customers, generally on an open account basis.

     BAK's five largest customers accounted for 38% of the sales in 2004, in which only one customer was in excess of 10% of consolidated sales.

12.  RELATED PARTY TRANSACTIONS

     In October 2003, the Company acquired intangible assets from entities controlled by its chairman and controlling shareholder. The amount due to the chairman resulting from this transaction was effectively paid in cash, in the amount of US$3,866,088, and was recorded at the fair market value of the intangible asset. With respect to consideration paid by the Company in

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)




12.  RELATED PARTY TRANSACTIONS (cont'd)


     excess of the chairman's carrying cost of the intangible, such excess has been charged to retained earnings, as a distribution to the chairman, resulting in the acquired intangible being recorded by the Company at the chairman's original cost basis.

     The company has made short term advances to a former shareholder in the amount of approximately $911,000. The advance bears no interest and has no formal repayment terms. The advance is expected to be repaid during 2005.

     On September 30, 2004, BAK Battery Company entered into an agreement with HFG International LTD, in which HFG will provide financial consulting services to the Company substantially in the form of the following, for a period of one year in consideration of fee of $400,000.

     As part of the agreement HFG would provide the Company, among other things, advice on the development and implementation of restructuring plan resulting in an organizational structure that would facilitate the registration of the company's securities, assist the Company in engaging qualified professionals to assist in facilitating the Company's plan, assist the Company in identifying potential merger candidates, supervise and train management in preparation for the registration of its securities, assist in the preparation of the necessary documentation and to assist the Company with the solicitation of equity financing.

     The fee is to be paid from the proceeds of the equity capital raised by HFG on behalf of the Company. In January 2005 the Company was successful in raising $17,000,000 from qualified investors in a private placement offering. The fee to HFG will be recorded by the Company as a cost of raising capital in 2005. The principal stockholder in HFG is also the former Chief Executive Officer of Medina Coffee, Inc. The fee charged to the Company for the services of HFG is on essentially the same terms as those charged by HFG for financial consulting services performed for HFG's other clients.

13.  CONTINGENCIES AND COMMITMENTS


     A.   Contingent liabilities

          1.   Land Use and Ownership Certificate:

               According to relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction need to be obtained before construction of building is commenced. An ownership certificate shall be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained.

               BAK has not yet obtained the land use right certificate and government approvals relating to the construction of BAK Industrial Park (the Company's operating premises). However, BAK has applied to obtain the land use right certificate of approval.


               Management believes, under the condition that BAK is granted a land use right certificate and related approvals, there should be no legal barriers for BAK to obtain an ownership certificate for the premises presently under construction in BAK Industrial Park.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)




13.  CONTINGENCIES AND COMMITMENTS (cont'd)

     A.   Contingent liabilities (cont'd)

          1.   Land Use and Ownership Certificate (cont'd)


               However, in the event that BAK fails to obtain the land use right certificate relating to BAK Industrial Park and/or the government approvals required for the construction of BAK Industrial Park, there is the risk that the buildings constructed need to be vacated as illegitimate constructions. However, management believes that this possibility, while present, is very remote. At a result, no provision has been made in the revised consolidated financial statements for this potential occurrence.

          2.   2004  -  US$  1,208,153   Guaranteed  for  Shenzhen   Tongli,   a
               non-related party
               2004  -  US$  1,208,153   Guaranteed  for  Shenzhen  Zhengda,   a
               non-related party
               2004 - US$ 18,122 Notes Receivable Discounted

               The Company sells notes and accounts receivable from time to time to banks at a discount. At the time of the sale all rights and privileges of holding the note are transferred to the banks or suppliers. When notes are sold, the Company removes the asset from its book with a corresponding expense for the amount of the discount. The Company remains contingently liable on a portion of the amount outstanding in the event the note maker defaults. The company was contingently liable at September 30, 2004 and 2003 in the amounts of $18,122 and $0, respectively.

               No provision has been made in the revised consolidated financial statements for these contingencies.

               BAK leases various factory and office space under short term operating leases and is obligated under those leases in the amounts detailed below as of September 30, 2004.

          3. BAK and Development and Construction (Group) Company Limited By Shares ("Changchun Co.") of Changchun Economic & Technology Development District, have entered into a Cross-Guaranty Agreement, dated February 20, 2004 (the "Agreement"), pursuant to which the parties were obligated to guaranty a specified amount of each other's indebtedness to specifically identified lending institutions. As of September 30, 2004, Chang Chu Jingkai had guaranteed indebtedness of the Company to Longgang Division, Shenzhen Branch, Agricultural Bank of China (Agricultural Bank) in the amount of USD$ 24,164,220 (The "BAK Indebtedness"). As of September 30, 2004, BAK has not guaranteed any indebtedness of Changchun Co. in accordance with the Agreement. On December 22, 2004, the Company received from Changchun Co. a letter of termination pursuant to which the Agreement was deemed terminated by Changchun Co. and the Company was relieved of all obligations to guaranty any indebtedness of Changchun Co. in the future. The termination of the Agreement in no way effects Changchun Co.'s continuing guaranty of the BAK Indebtedness.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



13.  CONTINGENCIES AND COMMITMENTS (cont'd)

     A.   Contingent liabilities (cont'd)


          4.   Social Insurance of BAK's Employees:


               As described in Note 4 (O), BAK is required to cover employees with various types of social insurance. Although all insurances have been purchased for management employees, BAK has not fully covered other employees. Management believes that BAK needs to provide all employees with the required insurance.

               In the event that any current employee, or former employee, files a complaint with the government, not only will BAK be required to purchase insurance for such employee, but BAK may be subject to administrative fines. As the Company believes that these fines are nominal, no provision for any potential fines has been made in the accompanying financial statement.

     B.   Commitments

          1.   Capital Commitments

               BAK has commitments under construction contracts for the construction of factory, office, and employee residence buildings, amounting to $6,275,000. These contracts are contemplated to be completed at various dates up to the end of the 2005 calendar year.

          2.   Lease commitment for factories:  2005 - US$ 717,127
                                                2006 - US$ 159,273

14.  CAPITAL CONTRIBUTION

     During the year ended September 30, 2004 the existing stockholders contributed cash to the Company in the amount of $10,875,918 which has been recorded as an increase to additional paid-in capital in the accompanying revised consolidated financial statements.

15.  BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

     The Company currently operates one business segment: the replacement battery market. We manufacture of three types of batteries: steel cell, aluminum cell and cylindrical cell. Our products are delivered to packing plants operated by third parties primarily for use in mobile phones and other electronic devices. Revenues by product were as follows for 2004 and 2003:

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



15.  BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA (cont'd)

         Product Sales
                                                 2004                 2003
                                           -----------------   -----------------
                                              $         %         $         %
                                           (000's)             (000's)

     Steel Cell                              50.41      79.1     19.68      98.2
     Aluminum Cell                           13.08      20.5       .28       1.4
     Cylindrical Cell                          .26        .4       .09        .4
                                           -------   -------   -------   -------

       Total                                 63.75     100.0     20.05     100.0
                                           -------   -------   -------   -------

     Geographic Area Information
     ---------------------------
     Revenues
     Domestic Sales - PRC                    43.36      68.0     16.37      81.7
     Foreign Sales                           20.39      32.0      3.68      18.3
                                           -------   -------   -------   -------

       Total                                 63.75     100.0     20.05     100.0
                                           -------   -------   -------   -------

     Property, Plant & Equipment - Net
     ---------------------------------
     Domestic - PRC                          45.19     100.0      4.88     100.0
     Foreign                                  --        --        --        --
                                           -------   -------   -------   -------

       Total                                 45.19     100.0      4.88     100.0
                                           -------   -------   -------   -------

     The above geographic area data includes trade revenues based on product shipment destination and property, plant and equipment based on physical location.

16.  INCOME TAXES


                                                       U.S.      PRC      Total
                                                     -------   -------   -------
                                                        $         $         $
                                                               (000's)

     Income Before Provision for Taxes
     ---------------------------------

              2004                                      --       7,141     7,141
              2003                                      --       3,576     3,576

     Provision for Taxes
     -------------------
              2004
              ----
              Current                                   --         394       394
              Deferred                                  --        --        --
                                                     -------   -------   -------
                Total                                   --         394       394
                                                     -------   -------   -------
              2003
              ----
              Current                                   --        --        --
              Deferred                                  --        --        --
                                                     -------   -------   -------
                Total                                   --        --        --
                                                     -------   -------   -------

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)



16.  INCOME TAXES (cont'd)

     Principle reconciling items from income tax computed at the statutory rates are as follows:

                                                             2004        2003
                                                               $           $

     Computed Tax at statutory rate - PRC - 15%               1,071         537
     Non-Deductible Items                                        15        --
     Tax Holiday - PRC                                         (692)       (537)
                                                           --------    --------

       Total Provision for Taxes                                394        --
                                                           --------    --------

     As of September 30, 2004 and 2003, the Company has no deferred tax assets or liabilities and is not liable for any taxes in the United States or any other foreign jurisdictions outside the PRC.

17.  WARRANTY RESERVES

     Warranty Reserves consists of the following at September 30:

                                                          2004          2003
                                                            $             $
                                                       ----------    ----------
     Balance, beginning of year                            95,874          --
     Add:  Provision for warranty claims                3,507,151     1,486,525
     Less:  Claims paid                                (3,382,522)   (1,390,651)
                                                       ----------    ----------

     Balance, end of year                                 220,503        95,874
                                                       ==========    ==========


     Warranty expense amounted to $3,507,151 and 1,486,525 for the years ended September 30, 2004 and 2003, respectively and is included in cost of goods sold in the accompanying revised consolidated financial statements.

18.  SUBSEQUENT EVENTS

     A. On November 6, 2004, BAK International Limited, a company controlled by the chairman of BAK, purchased 30,225,642 shares of BAK from existing shareholders for cash consideration of $11,500,000. This resulted in BAK becoming a wholly owned subsidiary of BAK International Limited. See Note 2.

          On January 20, 2005, BAK International Limited closed a private placement of its securities with unrelated investors whereby it issued an aggregate of 8,600,433 shares of common stock for gross proceeds of $17,000,000. The cash and shares of common stock will be held in escrow until the completion of the reverse merger transaction described in Note 1 and the filing of a registration statement with the Securities and Exchange Commission as described in the following paragraph.

                             China BAK Battery, Inc.
             (Formerly known as Medina Coffee, Inc.) and Subsidiary
               Notes to Revised Consolidated Financial Statements
                           September 30, 2004 and 2003
                        (Amounts expressed in US Dollars)


18.  SUBSEQUENT EVENTS (cont'd)

          On January 20, 2005, BAK International Limited acquired a 97.2% controlling interest in China BAK through a share exchange agreement, a reverse merger transaction. China BAK (formerly known as Medina Coffee, Inc.) (a Nevada public company) issued 39,826,075 shares of its common stock for all of the outstanding shares of BAK International Limited. The transaction has been accounted for as a recapitalization of BAK International Limited whereby the historical operations of BAK International Limited and its wholly owned subsidiary, BAK, become the historical operations of China BAK with no adjustments to the historical basis of the assets and liabilities.

     B. The company changed its year-end from December 31 to September 30 effective from September 30, 2004.

     C. In February 2005, the Company changed its name from Medina Coffee, Inc. to China BAK Battery, Inc.

19.  RESTATEMENT TO CONSOLIDATED FINANCIAL STATEMENTS

     Based on the comments from the Securities and Exchange Commission, the company amended the consolidated statements of cash flows for the years ended September 30, 2004 and 2003 and extended or modified certain notes to the consolidated financial statements to provide additional information as detailed below. The consolidated balance sheets, consolidated statements of operations, consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of stockholders' equity remained unchanged, except for minor changes in wordings.

     The following table presents the effects of the aforementioned amendments to the consolidated statements of cash flows.

                                                              2004
                                                   ----------------------------
                                                                  As previously
                                                    As restated        reported

     Net cash provided from operating activities         88,874         209,689
     Net cash provided from investing activities    (38,333,208)    (38,333,200)
     Net cash provided from financing activities     40,785,680      40,664,762
     Effects of exchange rates changes on cash
         and cash equivalents                              (95)          --

                                                              2003
                                                   ----------------------------
                                                                  As previously
                                                    As restated        reported

     Net cash provided from operating activities     (2,593,514)     (2,593,563)
     Effects of exchange rates changes on cash
         and cash equivalents                               (49)           --

     The following notes have been extended or modified to provide additional information notes 1, 3, 4, 7, 10, 12, 13, 14, 15, 16, 17 and 18.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

         Our Amended and Restated Bylaws, filed as Exhibit 3.3 hereto, provide that we must indemnify our directors to the fullest extent permitted under Nevada law and may indemnify, if so authorized by our board of directors, our officers and any other person whom we have the power to indemnify against liability, reasonable expense or other matter whatsoever. The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us.

         Our Amended and Restated bylaws also permit us to maintain insurance on behalf of our company and any person whom we have the power to indemnify.

Other Expenses of Issuance and Distribution

         Expenses incurred or (expected) relating to this Registration Statement and distribution are as follows. The amounts set forth are estimates except for the SEC registration fee.


                                                                        Amount
                                                                     -----------

          SEC registration fee                                       $  4,338.18

          Printing and engraving expenses*                           $  5,000.00


          Professional fees and expenses*                            $200,000.00


          Transfer agent's and registrar's fees and expenses*        $  1,500.00

          Miscellaneous*                                             $  2,500.00
                                                                     -----------

          Total*                                                     $213,338.18
                                                                     ===========

------------
*Estimates

         The Registrant will bear all of the expenses shown above.

                     RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is information regarding the issuance and sales of our securities without registration for the past three (3) years from the date of this Registration Statement. No such sales involved the use of an underwriter, no advertising or public solicitation were involved, the securities bear a restrictive legend and no commissions were paid in connection with the sale of any securities.


         On January 20, 2005 we completed a stock exchange transaction with the stockholders of BAK International, Ltd., a Hong Kong company ("BAK International"). The exchange was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement dated effective as of January 20, 2005 by and among CBBI, BAK International and the stockholders of BAK International. Pursuant to the Securities Exchange Agreement, we issued 39,826,075 shares of our common stock, par value $0.001 per share, to the stockholders of BAK International, representing approximately 97.2% of our post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International. We presently carry on the business of Shenzhen BAK Battery Co., Ltd., a Chinese corporation and BAK International's wholly-owned subsidiary, or BAK Battery.

         The foregoing shares were issued in private transactions or private placements intending to meet the requirements of one or more exemptions from registration. In addition to any noted exemption below, we relied upon Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Act"). The investors were not solicited through any form of general solicitation or advertising, the transactions being non-public offerings, and the sales were conducted in private transactions where the investor identified an investment intent as to the transaction without a view to an immediate resale of the securities; the shares were "restricted securities" in that they were both legended with reference to Rule 144 as such and the investors identified they were sophisticated as to the investment decision and in most cases we reasonably believed the investors were "accredited investors" as such term is defined under Regulation D based upon statements and information supplied to us in writing and verbally in connection with the transactions. We never utilized an underwriter for an offering of our securities and no sales commissions were paid to any third party in connection with the above-referenced sales.

         On June 10, 2004, we issued 99,858 shares of our $ 0.001 par value common stock in full settlement of debt, in the amount of $49,929, owed to Harry Miller, our former President and Chief Executive Officer. The price of the transaction was $0.50 per share. The issuance of these shares to Mr. Miller was not registered under the Securities Act of 1933 in reliance on the exemption therefrom contained in Section 4(2) of such act and Regulation D as promulgated thereunder.

         Other than the securities mentioned above, we have not issued or sold any securities without registration for the past three (3) years from the date of this Registration Statement.


                                    EXHIBITS


Exhibit
Number            Description
------            -----------

3.1               Articles of Incorporation of the Registrant. (1)

3.2               Articles of Amendment. (1)

3.3               Amended and Restated Bylaws. (2)

3.4               Bylaws. (1)

4.1               Common Stock Specimen. (5)

5.1               Legal Opinion of Jackson Walker L.L.P. (5)

10.1              Securities   and   Exchange   Agreement   by  and   among  BAK
                  International, Ltd., Medina Coffee, Inc. and the stockholders of BAK International, Ltd. dated as of January 20, 2005. (2)

10.2              Escrow Agreement by and among Medina Coffee, Inc., the selling
                  stockholders,    Xiangqian   Li,   and   Securities   Transfer
                  Corporation dated as of January 20, 2005. (2)

10.3 Lock-up Agreement by and between Medina Coffee, Inc. and Xiangqian Li dated as of January 20, 2005. (2)

10.4              Form of Subscription Agreement. (2)

10.5 Summary of Sales Agreement by and between Shenzhen BAK Battery Co., Ltd. and Zhongshan Mingji Battery Co., Ltd. dated as of October 25, 2003. (2)

10.6 Summary of Purchase Agreement by and between Shenzhen BAK Battery Co., Ltd. and Luhua Technology (Shenzhen) Co., Ltd. dated as of April 14, 2004. (2)

10.7 Summary of Purchase Agreement by and between Shenzhen BAK Battery Co., Ltd. and Beijing CITIC Guoan Mengguli Electricity Supply Ltd. Co. dated as of September 30, 2004. (2)

10.8 Summary of Revolvable Credit Facilities Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Division, Shenzhen Branch, Agricultural Bank of China dated as of June 27, 2003. (2)

10.9 Summary of Guaranty Contract of Maximum Amount by and between Longgang Division, Shenzhen Branch, Agricultural Bank of China and Jilin Provincial Huaruan Technology Company Limited by Shares dated as of June 27, 2003. (2)

10.10 Summary of Comprehensive Credit Facilities Agreement of Maximum Amount by and between Shenzhen BAK Battery Co., Ltd. and Longgang Division, Shenzhen Branch, Agricultural Bank of China dated as of April 5, 2004. (2)

10.11             Summary of Guaranty  Contract  of Maximum  Amount by and among
                  Longgang Division, Shenzhen Branch, Agricultural Bank of China, Development and Construction (Group) Company Limited by Shares of Changchun Economic & Technology Development District, Jilin Provincial Huaruan Technology Company Limited by Shares and Xiangqian Li dated as of April 5, 2004. (2)

10.12 Summary of Comprehensive Credit Facilities Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Division, Shenzhen Development Bank dated as of April 1, 2004. (2)

10.13 Summary of Guaranty Contract of Maximum Amount by and among Longgang Division, Shenzhen Development Bank, Development and Construction (Group) Company Limited by Shares of Changchun Economic & Technology Development District, Jilin Provincial Huaruan Technology Company Limited by Shares, Xiangqian Li, Yanlong Zou, Fenghua Li, Jimin Li, Jiajun Huang, Baicheng Zhou, Jinghui Wang, Yongbin Han, Shuquan Zhang, Xinrong Yang, Yunfei Li and Weiqiang Zhang dated as of April 1, 2004. (2)

10.14 Summary of Comprehensive Credit Facilities Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Division, Shenzhen Branch, China Minsheng Bank dated as of January 14, 2004. (2)

10.15 Summary of Guaranty Contract of Maximum Amount by and among Longgang Division, Shenzhen Branch, China Minsheng Bank, Jilin Provincial Huaruan Technology Company Limited by Shares and Xiangqian Li dated as of November 15, 2004. (2)

10.16 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, Industrial Bank dated as of March 11, 2004. (2)

10.17 Summary of Guaranty Agreement by and between Shenzhen Branch, Industrial Bank and Shenzhen High-Tech Investment Service Co. dated as of March 10, 2004. (2)

10.18 Summary of Related Transaction Agreement by and between Shenzhen BAK Battery Co., Ltd. and Jilin Provincial Huaruan Technology Company Limited by Shares dated as of October 18, 2003. (2)

10.19 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Division, Shenzhen Development Bank dated as of April 1, 2004. (2)

10.20 Financial Advisory Agreement, dated September 30, 2004, by and between Shenzhen BAK Battery Co., Ltd. and HFG International, Ltd. (4)

10.21 Summary of Comprehensive Credit Facility Agreement of Maximum Amount by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated as of May 20, 2005. (4)

10.22 Summary of Guaranty Contract of Maximum Amount by and between BAK International Co., Ltd. and Longgang Branch, Agricultural Bank of China dated as of May 20, 2005. (4)

10.23 Summary of Guaranty Contract of Maximum Amount by and between Xiangqian Li and Longgang Branch, Agricultural Bank of China dated as of May 20, 2005. (4)

10.24 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated March 21, 2005. (4)

10.25 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated March 24, 2005. (4)

10.26 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated March 25, 2005. (4)

10.27 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated May 31, 2005. (4)

10.28 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Agricultural Bank of China dated June 2, 2005. (4)

10.29 Summary of Comprehensive Credit Facility Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated April 7, 2005. (4)

10.30 Summary of Guaranty Contract of Maximum Amount Pledge by and between Xiangqian Li and Longgang Branch, Shenzhen Development Bank dated April 28, 2005. (4)

10.31 Summary of Guaranty Contract of Maximum Amount Pledge by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated April 28, 2005. (4)

10.32 Summary of Guaranty Contract of Maximum Amount Pledge by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated April 11, 2005. (4)

10.33 Summary of Maximum Amount Guarantee Contract of Maximum Amount Pledge by and between Xiangqian Li and Longgang Branch, Shenzhen Development Bank dated April 28, 2005. (4)

10.34 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated April 28, 2005. (4)

10.35 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated May 18, 2005. (4)

10.36 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated May 27, 2005. (4)

10.37 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated June 3, 2005. (4)

10.38 Summary of Loan Agreement by and between Shenzhen BAK Battery Co., Ltd. and Longgang Branch, Shenzhen Development Bank dated May 18, 2005. (4)

10.39             Summary of Guaranty Contract of Pledge by and between Shenzhen
                  BAK  Battery  Co.,   Ltd.  and   Longgang   Branch,   Shenzhen
                  Development Bank dated May 15, 2005. (4)

10.40 Summary of Comprehensive Credit Facility Agreement of Maximum Amount between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, China Minsheng Bank dated March 17, 2005. (4)

10.41 Summary of Guaranty Contract of Maximum Amount between Jilin Provincial Huaruan Technology Company Limited by Shares and Shenzhen Branch, China Minsheng Bank dated March 5, 2005. (4)

10.42 Summary of Loan Agreement between Shenzhen BAK Battery Co., Ltd. and Shenzhen Branch, China Minsheng Bank dated March 7, 2005. (4)

10.43 Summary of Comprehensive Credit Facility Agreement of Maximum Amount between Shenzhen BAK Battery Co., Ltd. and Shuibei Branch, Shenzhen Commercial Bank dated April 22, 2005. (4)

10.44 Summary of Individual Guaranty Contract of Maximum Amount between Xiangqian Li and Shuibei Branch, Shenzhen Commercial Bank dated April 20, 2005. (4)

10.45             Summary  of  Guaranty   Contract  of  Maximum  Amount  between
                  Shenzhen Tongli Hi-tech Co., Ltd. and Shuibei Branch, Shenzhen Commercial Bank dated April 21, 2005. (4)

10.46 Summary of Loan Agreement between Shenzhen BAK Battery Co., Ltd. and Shuibei Branch, Shenzhen Commercial Bank dated April 22, 2005. (4)

21.1              Subsidiaries of the Registrant. (3)

23.1              Consent of Independently  Registered  Public  Accounting Firm.
                  (4)
-------------
(1) Previously filed as an exhibit to our Registration Statement on Form SB-1 (#333-41124) filed with the Commission on July 10, 2000.

(2) Previously filed as an exhibit to our Current Report on Form 8-K filed with the Commission on January 21, 2005.

(3) Previously filed as an exhibit to our Annual Report on Form 10-KSB filed with the Commission on March 31, 2005.

(4) Filed herewith.

(5) To be filed by amendment.

                                  UNDERTAKINGS


         The small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include in any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for the liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenzhen, Peoples Republic of China.

China BAK Battery, Inc.

By: /s/ Xiangqian Li                                        Date:  June 22, 2005
   -------------------------------------------------
   Xiangqian Li, Chairman of the Board, President
   and Chief Executive Officer

By: /s/ Yongbin Han                                         Date:  June 22, 2005
   -------------------------------------------------
   Yongbin Han, Chief Financial Officer, Secretary
   and Principal Accounting Officer

         In accordance with the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date stated.

By: /s/ Xiangqian Li                                        Date:  June 22, 2005
   -------------------------------------------------
   Xiangqian Li, Chairman of the Board of Directors,
   Director, President and Chief Executive Officer